As filed with the Securities and Exchange Commission on August __, 2013
Registration No. 333-173165

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CROWDGATHER, INC.
(Exact name of registrant as specified in its charter)

Nevada	7990	20-2706319
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

20300 Ventura Blvd., Suite 330
Woodland Hills, California 91364
Tel: (818) 435-2472
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sanjay Sabnani
CrowdGather, Inc.
20300 Ventura Blvd., Suite 330
Woodland Hills, California 91364
(818) 435-2472
(Name, address, including zip code, and telephone number, including area code, of agent for service)

	Copies of all correspondence to: Michael J. Muellerleile M2 Law Professional Corporation 15375 Barranca Parkway, Suite A-103 Irvine, California 92618 Tel: (949)706-1470/Fax: (949)706-1475

Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Small reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to Form S-1 (this “Post-Effective Amendment No. 3”) is being filed pursuant to Section 10(a)(3) of the Securities Act to update the Form S-1 Registration Statement (Registration No. 333-173165), which was previously declared effective by the Securities and Exchange Commission on May 9, 2011, as amended by Post-Effective Amendment No. 1 to Form S-1 (Registration No. 333-166138) filed on August 5, 2011 and  Post-Effective Amendment No. 2 to Form S-1 (Registration No. 333-166138) filed on August 21, 2012, to include the audited financial statements and the notes thereto included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 and to update certain other information in such Registration Statement.  No additional securities are being registered under this Post-Effective Amendment No. 3. All applicable registration fees were paid at the time of the original filing of such Registration Statement on March 30, 2011.

The information contained in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus
Subject to Completion, August __, 2013

CrowdGather, Inc.

8,854,151 shares of Common Stock

This prospectus relates to the resale by the selling shareholders identified in this prospectus of up to 8,854,151 shares of our common stock, $0.001 par value, including (i) 2,768,972 shares of common stock, (ii) 5,352,273 shares of common stock issuable upon exercise of the outstanding investor warrants at an exercise price of $1.50 per share, that were issued in connection with the private placement closed on March 3, 2011 (“Investor Warrants”), (iii) 570,909 shares of common stock issuable upon exercise of placement agent warrants (“Placement Agent Warrants”) pursuant to the Engagement Agreement dated February 22, 2011 and (iv) 161,997 shares of common stock issuable upon exercise of the outstanding warrants held by Buy.com, Inc. at an exercise price of $1.02 per share (“Buy.com Warrants”).

The selling shareholders may offer the shares of our common stock for resale on the OTCQB, in isolated transactions, or in a combination of such methods of sale.  They may sell their shares at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices with institutional or other investors, or, when permissible, pursuant to the exemption of Rule 144 under the Securities Act of 1933.  There will be no underwriter’s discounts or commissions, except for the charges to a selling shareholder for sales through a broker-dealer.  We will not receive any of the proceeds from the sale of those shares being offered by the selling shareholders, except the proceeds, if any, from the exercise of warrants held by selling shareholders. We will bear all costs relating to the registration of these shares of our common stock, other than any selling shareholders’ legal or accounting costs or commissions.

Our common stock is currently quoted on the OTCQB under the symbol “CRWG.”  The last reported sales price of our common stock on the OTCQB on August 19, 2013 was $0.06 per share.

Investing in the offered securities involves substantial risks.   You should carefully consider the Risk Factors beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2013

We have not authorized anyone to provide you with information different from that contained in this prospectus.  The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus.  This summary does not contain all the information you should consider before investing in the securities.  Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Throughout this prospectus, unless otherwise designated, the terms “we,” “us,” “our,” and “the Company” refer to CrowdGather, Inc., a Nevada corporation, and its subsidiaries.

Overview

We were incorporated in Nevada on April 20, 2005. Our principal business address is 20300 Ventura Blvd. Suite 330, Woodland Hills, California 91364. Our telephone number is (818) 435-2472 and our Internet website is www.crowdgather.com.  The content of our Internet website does not constitute a part of this prospectus.

Our Business.  We are an Internet company that specializes in monetizing a network of online forums and message boards designed to engage, provide information to and build community around users. We are in the process of building what we hope will become an important social, advertising and user generated content network by consolidating existing groups of online users who post on message boards and forums. Our goal is to create superb user experiences for forum communities and world class service offerings for forum owners. We believe that the communities built around message boards and forums are one of the most dynamic sources of information available on the web because forums are active communities built around interest and information exchange on specific topics.

Our network is comprised of two types of forum communities: branded and hosted communities that are built on one of our forum hosting platforms.  The branded communities, such as RapMusic.com and PbNation.com, are wholly owned by us and we monetize them through a combination of text and display ads.  The hosted communities comprise the majority of our revenues, traffic, and page views, and are built upon one of our leading forum hosting platforms - Yuku.com, Freeforums.org or Lefora.com.  We monetize the web traffic on these sites through a combination of Internet advertising mediums at our discretion in exchange for providing free software, support and hosting.  In some instances, we may derive subscription revenues in lieu of or in addition to advertising revenue because the site administrator has decided to pay monthly fees in exchange for providing an ad-free experience and other services for their members.  Our goal is to ultimately build an advertising network that allows us to leverage the targeted demographics of the combined network in order to generate the highest advertising rates for all of our member sites.

Part of our growth strategy includes identifying and acquiring additional web properties.  Since our inception we have been researching potential opportunities to acquire online forums within targeted content and advertising verticals in our industry in order to expand our operations. In addition to the over 80 web properties and 600 web domain names acquired to date, we also maintain ongoing discussions with representatives of certain web properties and other companies that may be interested in being acquired by us or entering into a joint venture agreement with us.

Summary Financial Information

The summary financial information set forth below is derived from the more detailed financial statements appearing elsewhere in this Form S-1. We have prepared our financial statements contained in this Form S-1 in accordance with accounting principles generally accepted in the United States. All information should be considered in conjunction with our financial statements and the notes contained elsewhere in this Form S-1.

Statements of Operations	For the year ended April 30, 2013	For the year ended April 30, 2012
	$	$
Revenue	1,933,298		1,932,798
Total Operating Expenses	4,651,945		4,925,759

Other Income (Expense) (net)	(10,199)		8,372
Net Loss	(2,782,451)		(3,106,723)
Net Loss Per Share	(0.05)		(0.05)

Balance Sheets	April 30, 2013	April 30, 2012
	$	$
Total Assets	14,657,001		16,349,400
Total Liabilities	266,164		110,453
Stockholders’ Equity (Deficit)	14,390,837		16,238,947

The Offering

Common stock offered by selling shareholders
8,854,151 shares of common stock. This includes (i) 2,768,972 shares of common stock, (ii) 5,352,273 shares of common stock issuable upon exercise of the Investor Warrants, (iii) 570,909 shares of common stock issuable upon exercise of the Placement Agent Warrants and (iv) 161,997 shares of common stock issuable upon exercise of the Buy.com Warrants.

Offering Price
The selling shareholders may offer all or part of their shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.

Use of Proceeds
We will not receive any proceeds from the sale of the common stock by the selling shareholders.  However, we will receive the sale price of any common stock we sell to the selling shareholders upon exercise of the warrants. We expect to use the proceeds, if any, received from the exercise of the warrants for general working capital purposes.

Trading	Our common stock is traded on the OTCQB under the symbol: CRWG.

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 5.

 RISK FACTORS

This investment has a high degree of risk.  Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus.  If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down.  This means you could lose all or a part of your investment. We make various statements in this section, which constitute “forward-looking statements.” See “Forward-Looking Statements.”

Risks Related to Our Business

We have a history of net losses which will continue and which may negatively impact our ability to achieve our business objectives.

For the year ended April 30, 2013, we had revenue of $1,933,298 and a net loss of $2,782,451 compared to revenue of $1,932,798 and a net loss of $3,106,723 for the year ended April 30, 2012. There can be no assurance that our future operations will result in net income. Our failure to increase our revenues will harm our business. We may not be able to operate profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate or our operating expenses exceed our expectations, our operating results will suffer.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a relatively limited operating history.  Such limited operating history and the unpredictability of the success of online forums makes it difficult for investors to evaluate our business and future operating results. An investor in our securities must consider the risks, uncertainties, and difficulties frequently encountered by companies in our industry.  The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

We will need additional financing to execute our business plan.

The revenues from the sale of advertising and forum memberships and the projected revenues from these potential streams are not currently adequate to support our expansion and product development programs. We will need additional funds to:

•	effectuate our business plan;
•	expand our online reach and presence;
•	develop and enhance our technological capabilities;
•	file, prosecute, defend and enforce our intellectual property rights; and
•	hire and retain key employees.

We may seek additional funds through public or private equity or debt financing, via strategic transactions, and/or from other sources. There are no assurances that future funding will be available on favorable terms or at all.  If additional funding is not obtained, we may need to reduce, defer or cancel development programs, planned initiatives, or overhead expenditures to the extent necessary.  The failure to fund our operating and capital requirements could have a material adverse effect on our business, financial condition and results of operations.

Additional capital may be costly or difficult to obtain.

Additional capital, whether through the offering of equity or debt securities, may not be available on reasonable terms or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.  We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our resources may not be sufficient to manage our potential growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our potential future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing and sales staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. There may be greater strain on our systems mainly because we have acquired a business and significant number of Internet properties over the last 48 months and have had to devote significant management time and expense to the ongoing integration and alignment of management, systems, controls and marketing. To the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially and adversely affected.

Interest-group forums may not prove to be a viable business model.

Interest-group forums as a business model for delivering information and entertainment over the Internet is unproven, and we have only recently developed a business centered on this model. It is too early to predict whether consumers will accept, and use our products on a regular basis, in significant numbers, and participate in our online community. Our products may fail to attract significant numbers of users, or, may not be able to retain the usership that it attracts, and, in either case, we may fail to develop a viable business model for our online community. In addition, a significant portion of the content that we provide is available for free. If we are unable to successfully monetize the use of our content, either through advertising or fees for use, we may not be able to generate sufficient revenues.

We may be unable to attract advertisers to our online forums.

Advertising revenue comprises a significant portion of the revenue generated by the forums that we own. Most large advertisers have fixed advertising budgets, only a small portion of which has traditionally been allocated to Internet advertising. In addition, the overall market for advertising, including Internet advertising, has been generally characterized in recent periods by softness of demand, reductions in marketing and advertising budgets, and by delays in spending of budgeted resources. Advertisers may continue to focus most of their efforts on traditional media or may decrease their advertising spending. If we fail to convince advertisers to spend a portion of their advertising budgets with us, we will be unable to generate revenues from advertising as we intend.

We generate our revenue almost entirely from advertising and retaining other sites as paid participants in our community, and the reduction in spending by, or loss of, advertisers and members could seriously harm our ability to generate revenues.

We generate revenues from advertisers and other communities that pay to affiliate with our sites. If we are unable provide value to potential advertisers or other online communities, we may not be able to sell any ad space or memberships, which would negatively impact our revenues and business. In addition, we expect that advertisers will be able terminate their contracts with us at any time. We may also encounter difficulty collecting from our advertisers because we are a very small company with limited resources to collect outstanding balances.

If we are unable to compete effectively in the forum sector of the Internet industry, our business will fail.

The forum sector of the Internet industry is extremely competitive. The competition comes from both companies within the same business and companies in other media which create alternative forms of entertainment. We compete with several major Internet companies which are dominant in the industry, as well as with numerous small and independent Internet companies. Many of the organizations with which we compete have significantly greater financial and other resources than we do. The major companies are typically large, diversified entertainment and media companies or subsidiaries of diversified corporations which have strong relationships with advertisers and others involved in the Internet industry. We may not be able to compete with those companies for users and advertisers.

We may not be able to sustain or grow our business unless we keep up with changes in technology and consumer tastes.

The Internet and electronic commerce industries are characterized by:

●	rapidly changing technology;
●	evolving industry standards and practices that could render our website and proprietary technology obsolete;
●	changes in consumer tastes and user demands;
●	challenges, such as “click fraud,” that cast doubt on otherwise legitimate activities and practices; and
●	frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies and program formats, enhance our existing services and respond to technological advances and consumer tastes and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

We face significant competition from large-scale Internet content, product and service aggregators, principally Google, Microsoft, Yahoo and Facebook.

We face significant competition from companies, principally Google, Microsoft, Yahoo and Facebook that have developed or acquired similar online sites. These services may directly compete with us for affiliate and advertiser arrangements, which is key to our business and operating results.  Some of these competitors offer services that indirectly compete with our services, including: consumer e-mail services, desktop search, local search, and instant messaging services; photos, maps, video sharing, content channels, mobile applications, and shopping services; movie, television, music, book, periodical, news, sports, and other media holdings; access to a network of cable and other broadband users and delivery technologies; advertising offerings; and have considerable resources for future growth and expansion. Some of the existing competitors and possible additional entrants may have greater operational, strategic, financial, personnel or other resources than we do, as well as greater brand recognition either overall or for certain products and services. We expect these competitors increasingly to use their financial and engineering resources to compete with us, individually and potentially in combination with each other. In certain of these cases, our competition has a direct billing relationship with a greater number of their users through Internet access and other services than we have with our users through our premium services. This relationship may permit such competitors to be more effective than us in targeting services and advertisements to the specific preferences of their users thereby giving them a competitive advantage. If our competitors are more successful than we are in developing compelling products or attracting and retaining users, advertisers, or publishers, then our revenues and growth rates could decline.

We face significant competition from traditional media companies which could negatively impact our future operating results.

We also compete with traditional media companies for advertising, both offline as well as increasingly with their online assets as media companies offer more content directly from their own websites. Most advertisers currently spend a small portion of their advertising budgets on Internet advertising. If we fail to persuade existing advertisers to retain and increase their spending with us and if we fail to persuade new advertisers to spend a portion of their budget on advertising with us, our revenues could decline and our future operating results could be adversely affected.

We anticipate that the majority of our revenues will be derived from advertising to our users, and the reduction in spending by or loss of current or potential advertisers would cause our revenues and operating results to decline.

We anticipate that we will primarily rely on our ability to generate revenues from advertising on our sites and from paid subscriptions from our members.  Our ability to develop revenue from advertising revenue depends upon:

•	establishing and maintaining our user base;
•	establishing and maintaining the popularity of our Internet forums;
•	broadening our relationships with advertisers to small- and medium-sized businesses;
•	attracting advertisers to our user base;
•
increasing demand for our services by advertisers, users, businesses and affiliates, including prices paid by advertisers, the number of searches performed by users, the rate at which users click-through to commercial search results and advertiser perception of the quality of leads generated by our forums;

•	the successful implementation and acceptance of our advertising marketplace by advertisers, networks, affiliates, and publishers;
•	the successful development and deployment of technology improvements to our advertising platform;
•	establishing and maintaining our affiliate program for our search marketing;
•	deriving better demographic and other information from our users; and
•	driving acceptance of the Web in general and of our sites in particular by advertisers as an advertising medium.

We anticipate that our agreements with advertisers will likely have terms of one year or less, or may be terminated at any time by the advertiser. Accordingly, it is difficult to forecast advertising revenues accurately. Any reduction in spending by or loss of existing or potential future advertisers would cause our revenues to decline. Further, we may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

We are substantially dependent on a small number of direct advertisers and advertising networks, which account for a vast majority of our revenues.

We currently generate revenues from approximately fifteen advertising networks.  For the year ended April 30, 2013, our top five advertisers accounted for approximately 60% of our revenues. We expect to continue to generate the vast majority of our revenues from advertising for the foreseeable future. We do not have any long-term contractual agreements with any advertiser or advertising network.  If our relationships with any of these advertisers or advertising networks were to be disrupted, our operating results will suffer.

Decreases or delays in advertising spending by our advertisers due to general economic conditions could harm our ability to generate advertising revenues.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.  Since we derive most of our revenues from advertising, any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

Quarterly financial results will vary.

Factors that may contribute to the variability of quarterly revenue and operating results include:

●	fluctuations in revenue due to cyclicality of our customers’ advertising spend;
●	commencement, completion and termination of contracts during any particular quarter;
●	additions and departures of key personnel; and
●	strategic decisions made by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments and changes in business strategy.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results.

We hope to create, own and maintain a wide array of intellectual property assets, including copyrights, patents, trademarks, trade dress, trade secrets and rights to certain domain names, which we believe will be among our most valuable assets. We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark and other laws of the United States and other countries of the world, and through contractual provisions. The efforts we have taken or will take to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of those rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our products and media properties are distributed or made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages.   Protection of the distinctive elements of our site may not be available under copyright law or trademark law. If we are unable to protect our proprietary rights from unauthorized use, the value of our brand image may be reduced. Any impairment of our brand could negatively impact our business. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

We are subject to U.S. and foreign government regulation of Internet services which could subject us to claims, judgments and remedies including monetary liabilities and limitations on our business practices.

We are subject to regulations and laws directly applicable to providers of Internet content and services. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. We may incur substantial liabilities for expenses necessary to defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

We rely on third-party providers for our principal Internet connections and technologies, databases and network services critical to our properties and services, and any errors, failures or disruption in the services provided by these third parties could significantly harm our business and operating results.

We rely on private third-party providers for our principal Internet connections, co-location of a significant portion of our data servers and network access. A key element of our strategy is to generate a high volume of traffic to our forums. Our ability to generate revenues will depend substantially on the number of customers who use our websites. Accordingly, the satisfactory performance, reliability and availability of our websites and network infrastructure are critical to our ability to generate revenues, as well as to our reputation. Any disruption, from natural disasters, technology malfunctions, sabotage or other factors, in the Internet or network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business, operating results and financial condition. We have little control over these third-party providers, which increases our vulnerability to disruptions or problems with their services. Any financial difficulties experienced by our providers may have negative effects on our business, the nature and extent of which we cannot predict.

Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand, our business, and operating results.

Security breaches, computer viruses and computer hacking attacks could harm our business and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent in our industry. Any security breach caused by hacking, including efforts to gain unauthorized access to our applications, servers or websites, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and operating results. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our application, servers or website may result in significant expenses, loss of revenue and other adverse effects to our business.

If we are not able to retain the full-time services of senior management, there may be an adverse effect on our operations and/or our operating performance until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management.  We do not maintain key person life insurance for any members of our senior management at this time.  The loss of services of our chief executive officer or any other key members of our senior management could adversely affect our business until suitable replacements can be found.  There may be a limited number of personnel with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within the Internet industry and therefore increase the risks associated with our operations.

If there are changes in regulations or user concerns regarding privacy and protection of user data, or we fail to comply with such laws, we may face claims brought against us under any of these regulations and it could adversely affect our business.

Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users. Any failure, or perceived failure, by us to comply with regulations of privacy and protection of user data or with any data-related consent orders, Federal Trade Commission requirements or orders, or other federal, state, or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. As a company that provides services over the Internet, we may be subject to a claim or class-action lawsuit brought under any of these or future laws governing online services. The successful assertion of these claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses.  Even if a claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.  In either situation, any claims with respect to violation of privacy or user data brought against us may adversely affect our business.

The costs to meet our reporting requirements as a public company subject to the Exchange Act of 1934 is substantial and may result in us having insufficient funds to operate our business.

We are a public reporting company in the United States and, accordingly, subject to the information and reporting requirements of the Securities Exchange Act of 1934 and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). We will incur ongoing expenses associated with professional fees for accounting and legal expenses associated with being a public company. We estimate that these costs will range up to $200,000 per year for the next few years. Those fees will be higher if our business volume and activity increases.  Those obligations will reduce resources to fund our operations and may limit us in expanding our operations.

We operate as a public company, which means we are subject to evolving corporate governance and public disclosure regulations that may result in additional expenses and continuing uncertainty regarding the application of such regulations.

Changing laws, regulations, and standards relating to corporate governance and public disclosure, including Sarbanes-Oxley and related rules and regulations, are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business and our reputation may be harmed.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers.

We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to Owning our Common Stock:

Volatility of stock price may restrict sale opportunities.

Our stock price is affected by a number of factors, including stockholder expectations, financial results, the introduction of new products by us and our competitors, general economic and market conditions, estimates and projections by the investment community and public comments by other persons, and many other factors, many of which are beyond our control.  We may be unable to achieve analysts’ revenue or earnings forecasts, which may be based on projected volumes and sales of many product types and/or new products, certain of which are more profitable than others.  There can be no assurance that we will achieve projected levels of revenues. As a result, our stock price is subject to significant volatility and stockholders may not be able to sell our stock at attractive prices.

Our shares may have limited liquidity.

Our shares of common stock are quoted on the OTCQB, which has limited liquidity.  Due to this limited liquidity, our stockholders may be unable to sell their shares into the open market.  In addition, they may encounter difficulty selling large blocks of shares or obtaining a suitable price at which to sell their shares.

Our stock price may be volatile, which may result in losses to our stockholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies quoted on the OTCQB, where our shares of common stock are quoted, generally have been very volatile and have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many of the following factors, some of which are beyond our control:

•	variations in our operating results;
•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
•	changes in operating and stock price performance of other companies in our industry;
•	additions or departures of key personnel; and
•	future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, the market prices for stocks of companies often reach levels that bear no established relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely.

Our management owns a substantial portion of our outstanding common stock, which enables them to influence many significant corporate actions and in certain circumstances may prevent a change in control that would otherwise be beneficial to our stockholders.

Our management beneficially controls approximately 33% of our outstanding shares of common stock as of August 15, 2013.  Such concentrated control could have a substantial impact on matters requiring the vote of the stockholders, including the election of our directors and most of our corporate actions. This control could delay, defer, or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us. This control could adversely affect the voting and other rights of our other stockholders and could depress the market price of our common stock.

Our common shares may be thinly-traded, and our stockholders may be unable to sell at or near ask prices or at all if they need to sell their shares to raise money or otherwise desire to liquidate such shares.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market for our common shares may be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price is attributable to a number of factors. First, as noted above, our common shares may be sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. Secondly, an investment in us is a speculative or “risky” investment due to our lack of significant revenues or profits to date and uncertainty of future market acceptance for current and potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

We do not anticipate paying any cash dividends.

We presently do not anticipate that we will pay any dividends on our common stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

Our common stock may be subject to penny stock rules, which may make it more difficult for our stockholders to sell their common stock.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the SEC.  Penny stocks generally are equity securities with a price of less than $5.00 per share.  The penny stock rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We will need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will not be sufficient to meet our anticipated cash needs for the near future. We may also require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Consequently, we will seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities will result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing, if necessary, will be available in amounts or on terms acceptable to us, if at all.

The exercise of outstanding options and warrants to purchase our common stock could substantially dilute your investment, impede our ability to obtain additional financing, and cause us to incur additional expenses.

Under the terms of our outstanding options and warrants to purchase our common stock issued to employees and others, the holders are given an opportunity to profit from a rise in the market price of our common stock that, upon the exercise of the options and/or warrants, could result in dilution in the interests of our other stockholders.  The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of our outstanding options and warrants.  In addition, holders of the warrants have registration rights with respect to the common stock underlying such warrants, the registration of which has caused and will continue to cause us to incur a substantial expense.

We have a substantial number of authorized common shares available for future issuance that could cause dilution of our stockholders’ interest and adversely impact the rights of holders of our common stock.

We have a total of 975,000,000 shares of common stock authorized for issuance.  As of August 15, 2013, we had approximately 917,000,000 shares of common stock available for issuance.  We have reserved 8,198,750 shares for issuance upon the exercise of outstanding options, 6,578,513 shares for issuance upon the exercise of outstanding warrants and 12,000,000 shares for issuance upon the exercise of outstanding Series B Preferred Stock.  We may seek financing that could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. We may also make acquisitions that result in issuances of additional shares of our capital stock.  Those additional issuances of capital stock would result in a significant reduction of your percentage interest in the Company.  Furthermore, the book value per share of our common stock may be reduced. This reduction would occur if the exercise price of any issued warrants or the conversion price of outstanding Series B Preferred Stock is lower than the book value per share of our common stock at the time of such exercise or conversion.

The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act of 1933 may significantly and negatively affect the prevailing market price for our common stock.  The future sales of shares of our common stock issuable upon the exercise of outstanding warrants and options or conversion of outstanding Series B Preferred Stock may have a depressive effect on the market price of our common stock, as such warrants, options and Series B Preferred Stock would be more likely to be exercised or converted at a time when the price of our common stock is greater than the exercise or conversion price.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and may grant voting powers, rights and preference that differ from or may be superior to those of the registered shares.

Our articles of incorporation allow us to issue 25,000,000 shares of preferred stock without any vote or further action by our stockholders. As of August 15, 2013, we had approximately 24,400,000 shares of preferred stock available for issuance.  Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

The 8,854,151 shares of our common stock registered for resale by this prospectus may adversely affect the market price of our common stock.

As of August 15, 2013, there were 58,372,708 shares of our common stock issued and outstanding.  This prospectus registers for resale of 8,854,151 shares of our common stock, of which 6,085,179 shares of common stock may be issued upon exercise of warrants held by the selling shareholders. Assuming all warrants were exercised, the aggregated number of shares registered for resale by means of this prospectus, or 8,854,151 shares, would represent approximately 13% of our then issued and outstanding common stock.

We are unable to predict the potential effect that sales into the market of up to 8,854,151 shares may have on the then prevailing market price of our common stock.  On August 19, 2013, the last reported closing price of our common stock on the OTCQB was $0.06. It is likely that market sales of the 8,854,151 shares offered for resale pursuant to this prospectus (or for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock.  As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may affect the share price negatively beyond our control.

FORWARD-LOOKING STATEMENTS

Information in this prospectus contains “forward looking statements” which can be identified by the use of forward-looking words such as “believes”, “estimates”, “could”, “possibly”, “probably”, “anticipates”, “estimates”, “projects”, “expects”, “may”, “will”, or “should” or other variations or similar words.  No assurances can be given that the future results anticipated by the forward-looking statements will be achieved.  The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements.  Among the key factors that have a direct bearing on our results of operations are the costs and effectiveness of our operating strategy.  Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise, except to the extent required by federal securities laws. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

The risk factors discussed in “Risk Factors” beginning on page 7 of this prospectus could cause our results to differ materially from those expressed in forward-looking statements.  There may also be other risks and uncertainties that we are unable to predict at this time or that we do not now expect to have a material adverse impact on our business.

 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling shareholders.  Rather, the selling shareholders will receive those proceeds directly.

We will, however, receive the exercise price with respect to warrants to purchase up to 6,085,179 shares of our common stock, when and if exercised by the selling shareholders who hold them. If all the warrants are exercised, we estimate our net proceeds would be approximately $9,049,686. However, the holders of the warrants have the option to exercise the warrants using a “cashless” exercise, in which case we would not receive any proceeds from the exercise of the warrants.  Each of the warrants includes a cashless exercise option, pursuant to which the holder thereof can exercise the warrant without paying the exercise price in cash.  If the holder elects to use this cashless exercise option, such holder will receive a fewer number of our shares than it would have received if the exercise price were paid in cash.  The number of our shares the holder of the warrants would receive in connection with a cashless exercise is determined in accordance with a formula set forth in the applicable warrant.  There can be no assurance that we will receive any payments even if all of the warrants are exercised.  Any proceeds received will be used for working capital and other general corporate purposes.

DILUTION

The selling shareholders are offering for resale common shares underlying the outstanding warrants. To the extent such warrants are exercised, the existing shareholders will experience dilution to their ownership interests in us.

 DETERMINATION OF OFFERING PRICE

The prices at which the shares or common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling shareholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 8,854,151 shares of common stock, consisting of 2,768,972 shares of common stock and 6,085,179 shares underlying warrants.  The following table sets forth, to our knowledge, certain information about the selling shareholders as of May 4, 2011, the date of the table, based on information furnished to us by the selling shareholders  as updated by information made known to the Company on or prior to August 21, 2013.  Except as indicated in the footnotes or description of the private placement transactions following the table, each selling shareholder has indicated to us that it is acting individually, not as a member of a group, and none of the selling shareholders or their affiliates has held any position or office or had any other material relationship with us in the past three years.  Each of the selling shareholders have represented to us that they are not a broker-dealer, or affiliated with or associated with a broker-dealer, registered with the SEC or designated as a member of the Financial Industry Regulatory Authority.  The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders listed below.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.   Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

Name of Selling Shareholder	Amount of Shares of Common Stock Owned by Selling Shareholder Before the Offering	Amount of Shares of Common Stock to be Offered by the Selling Shareholder*	Amount of Shares of Common Stock Owned by Selling Shareholder After the Offering	Percentage of Common Stock Owned if all of the Offered Shares Are Sold(1)(2)
John Hancock Small Cap Intrinsic Value Fund (3)	4,375,000	4,375,000	0	0
Capital Ventures International (4)	750,000	750,000	0	0
Anson Investments Master Fund LP (5)	681,819	681,819	0	0
Highbridge International, LLC (6)	2,314,426	2,314,426	0	0
OTA, LLC (7)	399,637	399,637	0	0
Craig Schwabe (8)	114,182	114,182	0	0
Noam Rubinstein (9)	57,090	57,090	0	0
Buy.com, Inc. (10)	161,997	161,997	0	0

* This may include shares of common stock sold prior to the date hereof.
(1)   We do not know when or in what amounts the selling shareholders may offer shares for sale. The shareholders may not sell any or all of the shares offered by this prospectus. Because the shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the shareholders.
(2)   Based on 58,372,708 shares of our common stock outstanding as of August 15, 2013.
(3)   Consists of 2,500,000 shares of our common stock and 1,875,000 shares of our common stock underlying the Warrant issued to John Hancock Small Cap Intrinsic Fund. Tim Malloy is the Portfolio Manager of John Hancock Small Cap Intrinsic Fund and has voting and dispositive power over the shares beneficially owned by John Hancock Small Cap Intrinsic Fund.
(4)   Consists of 750,000 shares of our common stock underlying the Warrant issued to Capital Ventures International. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares.  Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI.  Mr. Kobinger disclaims any such beneficial ownership of the shares.  CVI is an affiliate of a registered broker-dealer.
(5)   Consists of 681,819 shares of our common stock underlying the Warrant issued to Anson Investments Master Fund LP. Moez Kassam is the Portfolio Management of Anson Investments Master Fund LP and has voting and dispositive power over the shares beneficially owned by Anson Investments Master Fund LP.
(6)   Consists of 268,972 shares of our common stock and 2,045,454 shares of our common stock underlying the Warrant issued to Highbridge International, LLC. Mark Vanacore is the Managing Director of Highbridge International, LLC and has voting and dispositive power over the shares beneficially owned by Highbridge International, LLC.
(7)   Consists of 399,637 shares of our common stock underlying the Warrant held by OTA, LLC. Ira Leventhal is the Senior Managing Director of OTA LLC and has voting and dispositive power over the shares beneficially owned by OTA LLC.
(8)   Consists of 114,182 shares of our common stock underlying the Warrant issued to Craig Schwabe.
(9)   Consists of 57,090 shares of our common stock underlying the Warrant issued to Noam Rubinstein.
(10) Consists of 161,997 shares of common stock underlying warrants. Neel Grover and Greg Giraudi share voting and dispositive power over securities beneficially owned by Buy.com, Inc. Neel Grover and Greg Giraudi disclaim any such beneficial ownership of the securities.

Private Placements

On March 3, 2011, we closed a securities purchase agreement, dated February 28, 2011, with four of the selling shareholders, John Hancock Small Cap Intrinsic Value Fund, Capital Ventures International, Anson Investments Master Fund LP and Highbridge International, LLC, and issued to those holders (i) 7,136,364 shares of our common stock at a price of $1.10 per share and (ii) five-year warrants exercisable into 5,352,273 shares of common stock at an exercise price of $1.50 per share. In addition, three of the selling shareholders, Rodman & Renshaw, LLC, Craig Schwabe, and Noam Rubinstein, were issued five-year warrants exercisable into 570,909 shares of common stock at an exercise price of $1.50 per share in connection with the placement agent services provided in the private placement.

On June 9, 2010, we entered into an agreement and plan of merger dated June 9, 2010 among us, Adisn, Inc., a Delaware corporation (“Adisn”) and our  wholly-owned subsidiary, Adisn Acquisition Corp. (the “Adisn Merger Agreement”), pursuant to which Adisn Acquisition Corp. merged with and into Adisn and Adisn survived as our wholly-owned subsidiary.  Pursuant to the Adisn Merger Agreement, one of the selling shareholders, Buy.com, holds warrants exercisable into 161,997 shares of common stock at an exercise price of $1.02 per share that were assumed by us in connection with our acquisition of Adisn.

To our knowledge, except for OTA, LLC, Craig Schwabe, Noam Rubinstein, and CVI, none of the selling shareholders or their beneficial owners:

•	has had a material relationship with us other than as a shareholder at any time within the past three years;
•	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates; or
•	are broker-dealers or affiliated with broker-dealers.

OTA, LLC is a registered broker-dealer. CVI is an affiliate of a registered broker-dealer. Craig Schwabe & Noam Rubinstein are affiliated with a broker-dealer. Craig Schwabe and Noam Rubinstein previously served as employees of Rodman & Renshaw, LLC, a former registered broker-dealer and each of them received warrants as compensation for investment banking services. Messrs. Schwabe and Rubenstein currently are employed by H.C. Wainwright & Co., LLC, a registered broker-dealer.

 PLAN OF DISTRIBUTION

Selling shareholders

We are registering outstanding shares of common stock and shares of common stock issuable upon exercise of the warrants to permit the resale of such shares of common stock by the selling shareholders, from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of such shares of our common stock.  We will bear all fees and expenses incident to our obligation to register these shares of common stock.

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.  Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act of 1933 including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act of 1933 or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933 or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling shareholders or any other person.  We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933).

 DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 975,000,000 shares of common stock, par value $.001 per share and 25,000,000 shares of preferred stock, par value $.001 per share, of which 1,300,000 shares of preferred stock are designated as Series A Preferred Stock and 1,000,000 shares of preferred stock are designated as Series B Preferred Stock.  On August 15, 2013, there were 58,372,708 shares of common stock issued and outstanding, no shares of Series A Preferred Stock issued and outstanding and 600,000 shares of Series B Preferred Stock issued and outstanding.

Common Stock. Our common stock is the only class of voting securities issued and outstanding. Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.  Holders of our common shares do not have cumulative voting rights.

The holders of our common shares are entitled to dividends when and if declared by our Board of Directors from legally available funds.  The holders of our common shares are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

Preferred Stock. Our board of directors has the authority, within the limitations and restrictions in our amended articles of incorporation, to issue 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common Stock, including voting rights, of the holders of our common Stock. In some circumstances, this issuance could have the effect of decreasing the market price of our common stock.

Series B Preferred Stock. The designations, preferences and relative rights of the Series B Preferred Stock are specified in the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock (“Certificate of Designation”), which was filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, which was filed on April 9, 2013. The Certificate of Designation provides, among other things, that: (i) the conversion price for the shares of Series B Preferred Stock is the price per share equal to the quotient of the original issue price of $1.00 per share (the “Original Issue Price”) divided by the number of shares of common stock into which each share of Series B Preferred Stock may be converted (the “Conversion Rate”), subject to adjustment from time to time for recapitalizations and as otherwise set forth in the Certificate of Designation (the “Conversion Price”); (ii) each share of Series B Preferred Stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance at a Conversion Rate of 20 shares of common stock for each share of Series B Preferred Stock; (iii) the holder of outstanding Preferred Stock will be entitled to receive dividends, when declared by the Board of Directors, at an annual dividend rate of 10% per share of Series B Preferred Stock, with such right to receive dividends being cumulative and will accrue and be payable annually; (iv) the shares of Series B Preferred Stock may be redeemed by the Registrant, at its option, at a redemption price equal to 120% of the amount obtained by multiplying the Original Issue Price of the Series B Preferred Stock by the number of shares of Series B Preferred Stock to be redeemed from the Investor; and (v) so long as any shares of Series B Preferred Stock remain outstanding, the Registrant will not, among other things, amend or restate any provisions of the Registrant’s Articles of Incorporation or Bylaws, declare or pay dividends on any shares of common stock or other security other than Series B Preferred Stock, authorize or issue any equity security having a preference over or being on parity with the Series B Preferred Stock, change the authorized number of directors, or enter into indebtedness of more than $1,000,000, without the prior written consent of a majority of outstanding shares of Series B Preferred Stock.

Warrants. In the private placement offering closed on March 3, 2011, we issued five-year warrants to purchase 5,352,273 shares of common stock equal to 75% of the Shares purchased in the offering, excisable at a price of $1.50 per share to certain accredited investors. The number of shares of common stock to be received upon the exercise of the warrants and the exercise price of the warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the issuance.

Rodman & Renshaw LLC (“Placement Agent”) acted as our exclusive placement agent in connection with the private placement closed on March 3, 2011. to the terms of the Engagement Agreement, for the Placement Agent’s service we paid a cash placement fee equal to 8% of the aggregate purchase price paid by Investors that were placed in the Offering, and we agreed to pay a cash fee equal to 8% of the aggregate cash exercise price to be received by the Company upon the exercise of the Warrants, payable only in the event of the receipt by the Company of any proceeds of such cash exercise.  In addition, the Placement Agent received Warrants to purchase the number of shares equal to 8% of the number of purchased shares sold to Investors, which shall be exercisable at $1.50 per share. The number of shares of common stock to be received upon the exercise of the Warrants and the exercise price of the Warrants are subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the issuance.

Buy.com, Inc. is the holder of warrants to purchase 161,997 shares of common stock at an exercise price of $1.02 per share. Those warrants were assumed by us in connection with our acquisition of Adisn.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or our counsel was hired on a contingent basis, or will receive a direct or indirect interest in us, except as specified below, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company, at any time prior to the filing of this Registration Statement.

Michael J. Muellerleile was a selling shareholder and employee of M2 Law Professional Corporation, which serves as our legal counsel.

BUSINESS

Our Background. CrowdGather, Inc. (the “Company,” “we” or “CrowdGather”) was incorporated in the State of Nevada on April 20, 2005.

On April 2, 2008, the Company, General Mayhem LLC (“General”) and the Company’s wholly owned subsidiary, General Mayhem Acquisition Corp. (the “Acquisition Subsidiary”), closed the agreement and plan of merger, pursuant to which General merged into the Acquisition Subsidiary, with the Acquisition Subsidiary surviving, and each share of General was converted into and became one (1) share, such that former members of General were issued 26,000,000, or approximately 64.9%, of the outstanding shares at that time. Immediately thereafter, the Acquisition Subsidiary merged with and into the Company, with the Company surviving, and the Company changed its name to CrowdGather, Inc.

Our Business.  We are an Internet company that specializes in monetizing a network of online forums and message boards designed to engage, provide information to and build community around users. We are in the process of building what we hope will become an important social, advertising and user generated content network by consolidating existing groups of online users who post on message boards and forums. Our goal is to create superb user experiences for forum communities and world class service offerings for forum owners. We believe that the communities built around message boards and forums are one of the most dynamic sources of information available on the web because forums are active communities built around interest and information exchange on specific topics.

Our network is comprised of two types of forum communities: branded and hosted communities that are built on one of our forum hosting platforms.  The branded communities, such as RapMusic.com and PbNation.com, are wholly owned by us and we monetize them through a combination of text and display ads.  The hosted communities comprise the majority of our revenues, traffic, and page views, and are built upon one of our leading forum hosting platforms - Yuku.com, Freeforums.org or Lefora.com.  We monetize the web traffic on these sites through a combination of Internet advertising mediums at our discretion in exchange for providing free software, support and hosting.  In some instances, we may derive subscription revenues in lieu of or in addition to advertising revenue because the site administrator has decided to pay monthly fees in exchange for providing an ad-free experience and other services for their members.  Our goal is to ultimately build an advertising network that allows us to leverage the targeted demographics of the combined network in order to generate the highest advertising rates for all of our member sites.

Part of our growth strategy includes identifying and acquiring additional web properties.  Since our inception we have been researching potential opportunities to acquire online forums within targeted content and advertising verticals in our industry in order to expand our operations. In addition to the over 80 web properties and 600 web domain names acquired to date, we also maintain ongoing discussions with representatives of certain web properties and other companies that may be interested in being acquired by us or entering into a joint venture agreement with us.

Our Community of Online Forums. Our forum community connects what we believe is a robust and vibrant network of people sharing their questions, expertise and experiences. We hope that this collection of forums will help users easily access relevant, dynamic, and compelling user-generated content, conversations and commerce.

Our primary objective is to maximize the monetization of page views and user actions across our network of forum properties, with a primary focus on U.S. and Western traffic that can earn more lucrative ad payouts. Among other considerations, defining potential monetization typically includes the review of traffic analytics. Historically, we have reported ranges of monthly page views and monthly unique visitors as of a given point in time. However, when we purchase a site, the seller may not have analytics tags installed to properly gauge traffic and occasionally we must install the analytics tags in order to define and then estimate key traffic statistics. Combined with our ongoing efforts to create premium ad inventory by removing inactive sites, and pruning other sites to remove content that violates our advertising partners’ terms of service agreements and international content that is not easily monetized, the use of such estimates can contribute to quarter over quarter variances in traffic analytics. We will from time to time continue to engage in pruning our sites to remove inactive accounts and other content where monetization is not feasible. These activities can contribute to creating an improved ad network capable of earning higher ad rates, but they can also result in reductions of page views, unique visitors, registered users, discussions and posts. Although traffic analytics such as monthly page views and monthly unique visitors can be useful indicators, a more important determinant of value from a business perspective is our ability to generate and increase the revenues we receive from higher ad rates since not all traffic can be efficiently monetized.

Based upon current statistics from Google analytics, our network of forums averaged 155 million monthly page views and 12.4 million monthly unique visitors for the 2013 fourth quarter. Additionally, over 20 million users have registered on our network sites to date with over 75 million total discussions comprising over 1.5 billion individual replies. Our belief is that the strong search engine rankings of many of our properties will continue to result in increased page views and registered members as we go forward.

We seek to continually add to the number of communities our website services by acquiring additional active forums, thereby increasing traffic to our site and the number of forums we host.

Revenues. We derive revenue principally from the sale of Internet advertising and sponsorships, as well as from subscription services on free forum hosting platforms and e-commerce. The Internet is an attractive forum for certain advertisers, depending on the number of users we have and a variety of other factors.  Internet advertising spending continues to increase on an annual basis.  We believe that significant revenues can be generated from online advertising both for our Company-owned sites as well as on a commission sales basis for our third-party network sites.

Sales, Marketing and Distribution. We intend to pursue direct sales with advertisers interested in exposing their products or services to our forum populations on a targeted basis.  We will work not only with direct advertisers, but also advertising networks as represented by intermediaries.  A key component of our strategy will be to customize advertising programs that are directly relevant to an advertiser, while not at odds with our online communities.  We will also allow for direct personalized advertising sales to the members of our respective forum communities who wish to market their products or services to their fellow members.

We hope to develop a widely recognized brand, which will enable us to attract, retain, and more deeply engage users, forum owners, advertisers, publishers, and developers. We believe a great brand begins with a great product, services, and content.  We focus on each step of product and services development, deployment, and management and content design to understand our offerings and how best to market them to our communities of potential and existing users. We hope to use online advertising, and leverage our online network and our distribution partnerships to market our products and services to the right people at the right time. With continued investment in brand and product marketing, we believe we can continue to attract and engage users, advertisers, publishers, and developers.

In order to highlight our capabilities beyond traditional Internet advertising, we undertook a social media marketing initiative wherein we partnered with a technology company in order to create and market a fragrance product called Erox.  In May 2011, we acquired the Erox.com domain name, “Erox” trademark in the United States and produced a limited amount of product. While our investment in this project has been immaterial to date, we have received press coverage for our efforts.  Our belief is that this increased visibility will assist us in bidding on similar social media marketing campaigns in order to increase our revenue mix and growth.  We continue to pursue relationships with affiliate marketers who will generate sales on our behalf so that we can focus on our core competencies in assisting our advertising clients generate the maximum visibility for their campaigns.  We are not sure if we will continue to pursue this project beyond the sell through of our initial inventory, but if this remains a profitable revenue source without requiring much additional capital then we may maintain sales until a permanent partner is identified to whom we can hand over the day to day operations of Erox in exchange for marketing fees.

Competition. We operate in the Internet products, services, and content markets, which are highly competitive and characterized by rapid change, converging technologies, and increasing competition from companies offering communication, information, and entertainment services integrated into other products and media properties.

We compete for users, advertisers, publishers, and developers with many other providers of online services, including Web businesses where expertise in a particular market segment may provide a competitive advantage and with social media and networking competitors. Ad networks which create specialized marketing solutions for specific advertiser or publishers segments, also compete with us for a share of marketing budgets.

We compete with companies to attract users and developers as well as attract advertisers and publishers to our forums. The principal competitive factors relating to attracting and retaining users include the usefulness, accessibility, integration, and personalization of the forums that we offer and the overall user experience on our sites.

Many of our current and potential competitors have longer operating histories, more industry experience, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. We may not be able to compete with either the large or mid-sized companies. We are also at a significant competitive disadvantage within the Internet industry because we have limited capital resources. Our ability to compete will depend on our ability to obtain users of our products without spending any significant funds to market and promote our products.

Intellectual Property. Our intellectual property assets include domain names and websites; trademarks related to our brands, products and services; copyrights in software and creative content; trade secrets; and other intellectual property rights and licenses of various kinds. We also currently own the web domainwww.crowdgather.com, which serves as our corporate website.  Our portfolio currently consists of approximately 600 domain names and over 80 web properties at various stages of development.  Our corporate website (www.crowdgather.com) features a current list of our developed communities and software products.

Under current domain name registration practices, no one else can obtain an identical domain name, but someone might obtain a similar name, or the identical name with a different suffix, such as “.org”, or with a country designation.  The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark and other laws of the United States and other countries, and through contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and non-disclosure agreements with third parties with whom we conduct business in order to secure our proprietary rights and additionally limit access to, and disclosure of, our proprietary information. We consider our trademarks to be our most valuable assets and we will seek to register these trademarks in the United States and will seek to protect them. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademark, patent, copyright, and trade secret rights to third parties.

In May 2009, we converted a provisional patent with a priority date of May 2008 into a utility patent titled “Systems and Methods for Syndicating Content to, and Mining Content from, Internet Based Forums.”

We also filed a patent with a priority date of October 9, 2008 titled “Systems and Methods for Targeted Advertising.”

On December 7, 2012, we received a Notice of Allowance from the United States Patent and Trademark Office for our patent application No 13/284,799 containing claims regarding our invention for systems and methods for targeted advertising. The claims underlying this patent relate to a system for generating targeted advertisement recommendations based upon the social momentum between associated keywords.

Government Regulation. We are subject to regulations and laws directly applicable to providers of Internet content and services. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. The federal government and some state governments have introduced or considered legislation relating to Internet usage generally, including measures relating to privacy and data security, as well as specific legislation aimed at social networking sites, such as ours.  It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could negatively affect our business. We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, security, illegal or obscene content, retransmission of media, spyware, and personal privacy and data protection apply to the Internet.  We monitor pending legislation to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments within the industry.

A number of U.S. federal laws, including those referenced below, impact our business. The Digital Millennium Copyright Act (“DMCA”) is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party Websites that include materials that infringe copyrights or other rights of others. Portions of the Communications Decency Act (“CDA”) are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the DMCA and CDA in conducting our business. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these regulations or limit our ability to operate certain lines of business. The Children’s Online Privacy Protection Act of 1998 (“COPPA”) prohibits web sites from collecting personally identifiable information online from children under age 13 without prior parental consent. The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) regulates the distribution of unsolicited commercial emails, or “spam.” Online services provided by us may be subject to COPPA and CAN-SPAM requirements. Congress and individual states may also consider online privacy legislation that would apply to personal information collected from teens and adults. We believe that we are in material compliance with the requirements imposed by those laws and regulations.

We are also subject to federal, state and local laws and regulations applied to businesses generally. We believe that we are in conformity with all applicable laws in all relevant jurisdictions. We do not believe that we have not been affected by any of the rules and regulations specified in this section.

Research and Development. We seek to continually enhance, expand, and launch products and features to meet evolving user, advertiser, and publisher needs for technological innovation and a deeper, more integrated experience for the online community of users. We intend to leverage our internal development efforts through technology acquisitions.

Our Subsidiaries. In June 2010, we acquired Adisn, Inc., which operates as a wholly owned subsidiary. In July 2010, we formed CG Community Network LLC as a wholly owned subsidiary that we anticipated would operate certain of our forums. In December 2010, we wound up and dissolved CG Community Network LLC.

Employees. As of July 23, 2013, we have nine full time employees.  None of our employees is covered by a collective bargaining agreement, nor are they represented by a labor union. We have not experienced any work stoppages, and we consider relations with our employees to be good.

 DESCRIPTION OF PROPERTY
Property. We do not presently own any interests in real estate.

Facilities. Our executive, administrative and operating offices are leased, and consist of approximately 1,578 square feet of office space located at 20300 Venture Blvd., Suite 330, Woodland Hills, California. The term of our lease is for twelve months and expires on April 30, 2014. Our rent is $3,242 per month. We believe that our facilities are adequate for our needs.

LEGAL PROCEEDINGS

On February 19, 2013, a complaint was filed by Andrew Moeck and Wendell Brown against the Company in the Superior Court of California, Los Angeles County relating to the earn-out calculation in the Securities Escrow Agreement dated June 9, 2010 from the acquisition of Adisn, Inc ("Adisn").  The complaint alleges that we breached our obligations pursuant to the Securities Escrow Agreement by failing to authorize the release of all of the escrowed shares and seeks compensatory, consequential and punitive damages in amounts to be proven at trial.  We believe the lawsuit has no merit and intend to vigorously defend this action.

On April 18, 2013, we responded to the complaint by filing a demurrer which seeks to dismiss the claims at an early stage in the proceedings. Also on April 18, 2013, we filed a cross-complaint against the plaintiffs, asserting a wide variety of claims, including fraud, breach of the Merger Agreement, Securities Escrow Agreement and Employment Agreement, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, and others.  We seek compensatory, consequential and punitive damages in amounts to be proven at trial.

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto as filed with this prospectus.

Critical Accounting Policies and Estimates. Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. In addition, these accounting policies are described at relevant sections in this discussion and analysis and in the notes to the financial statements included in this report for the year ended April 30, 2013.

Overview. We are an Internet company that specializes in monetizing a network of online forums and message boards designed to engage, provide information to and build community around users. We are in the process of building what we hope will become an important social, advertising and user generated content network by consolidating existing groups of online users who post on message boards and forums. Our goal is to create superb user experiences for forum communities and world class service offerings for forum owners. We believe that the communities built around message boards and forums are one of the most dynamic sources of information available on the web because forums are active communities built around interest and information exchange on specific topics.

Our network is comprised of two types of forum communities: branded and hosted communities that are built on one of our forum hosting platforms.  The branded communities, such as RapMusic.com and PbNation.com, are wholly owned by us and we monetize them through a combination of text and display ads.  The hosted communities comprise the majority of our revenues, traffic, and page views, and are built upon one of our leading forum hosting platforms - Yuku.com, Freeforums.org or Lefora.com.  We monetize the web traffic on these sites through a combination of Internet advertising mediums at our discretion in exchange for providing free software, support and hosting.  In some instances, we may derive subscription revenues in lieu of or in addition to advertising revenue because the site administrator has decided to pay monthly fees in exchange for providing an ad-free experience and other services for their members.  Our goal is to ultimately build an advertising network that allows us to leverage the targeted demographics of the combined network in order to generate the highest advertising rates for all of our member sites.

Part of our growth strategy includes identifying and acquiring web properties.  Since our inception we have been researching potential opportunities to acquire online forums within targeted content and advertising verticals in our industry in order to expand our operations. In addition to the over 80 web properties and 600 web domain names acquired to date, we also maintain ongoing discussions with representatives of certain web properties and other companies that may be interested in being acquired by us or entering into a joint venture agreement with us

As a result of the formal restructuring we previously disclosed in our March 14, 2013 press release issued in connection with our 10-Q for the quarter ended January 31, 2013, whereby we reduced our run rate of annual operating expenses from approximately $4 million to approximately $2.5 million, we have limited resources to pursue our strategic objectives.  However, we continue to focus on improving our forum network to enhance our user and community experience, and on seeking avenues to grow our business and contribute to our long-term viability, whether through improving advertising opportunities on our existing ad inventory or developing partnerships with third party publishers to improve monetization.  We also intend to complete the ongoing technical development of our forum advertising marketplace, and plan on leveraging the platform to increase our overall revenue.  Our goal is to help advertisers engage with communities of enthusiasts by using a variety of tools available on our forum advertising marketplace.  We recognize that many online advertisers seek engagement with online enthusiasts and users who are passionate about specific topics and products.  We believe that forums offer a significant opportunity to advertisers, as they are tightly knit social communities with concentrations of influencers who are often experts on the forum subject matter.  Forum users have traditionally been inaccessible to advertisers with larger budgets and who prefer making broad category or vertically specific purchases.  Therefore, we intend to continue the development of our ad server that will help us connect advertisers to our users in niche specific verticals.  Additionally, we are also evaluating strategic options, including potential business combinations as well as debt and equity financing.

We are committed to delivering quality, brand safe content for advertisers.  Since advertisers are drawn to quality content and curated home pages, we have been working diligently to improve our branded sites.  We recently relaunched RapMusic.com and are continuing to identify properties for improvement opportunities.  We also have thousands of moderators and forum administrators patrolling our network, and while we are developing a proprietary solution, we are currently using a third party vendor to consistently identify and prune non-monetizable content that violates our terms of service.  Additionally, some of the content is international, and from countries for which there are limited advertising opportunities.  We estimate that the ongoing removal of content that is non-monetizable may reduce our total page views, however, we do not expect any significant impact to revenue from such pruning.  Moving forward, and as a result of evaluating relevant financial and operational metrics as part of our restructuring plan, we will no longer highlight traffic statistics and will instead focus on maximizing monetization across our network, and on disclosing appropriate financial metrics that we believe provide greater transparency into our business.

During April 2013, we reached over 150 million monthly page views across all properties and had over 12 million monthly unique visitors.   As of April 2013, approximately 25 million users have registered on our network sites, with 75 million total discussions and over 1.5 billion individual replies.

Additionally, we continue to conduct ongoing software development across all of our network properties to keep improving the administrator and user experience in the communities.  We are constantly working toward offering our communities favorable terms, features and incentives to help them grow and prosper.   Some of our upcoming changes will include offering mobile applications, new user interfaces and layout capabilities, and many other exciting opportunities.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements for the year ended April 30, 2013, together with notes thereto, which are included in this report.

For the year ended April 30, 2013 as compared to the year ended April 30, 2012.

Results of Operations

Revenues and Gross Profit.  We realized revenues of $1,933,298 for the year ended April 30, 2013, as compared to revenues of $1,932,798 for the year ended April 30, 2012.

Our cost of revenue for the year ended April 30, 2013, was $52,805, as compared to cost of revenue of $121,334 for the year ended April 30, 2012.  The decrease in cost of revenue was directly related to the cessation of Adisn’s revenue model, which previously required us to purchase ad inventory in order to deliver advertising campaigns on behalf of direct advertisers and their agencies, and focusing on monetizing our own forum advertising inventory.

Our gross profit for the year ended April 30, 2013 was $1,880,493 as compared to gross profit of $1,811,464 for the year ended April 30, 2012.

To grow our business during the next twelve months, we need to generate increased revenues by expanding our online forum offerings and increasing our ability to better serve advertisers and our existing forum communities.   Our failure to increase revenues will hinder our ability to increase the size of our operations. If we are not able to generate additional revenues to cover our operating costs, we may not be able to expand our operations.

 Operating Expenses. For the year ended April 30, 2013, our total operating expenses were $4,651,945 as compared to total operating expenses of $4,925,759 for the year ended April 30, 2012. The decrease between the comparable periods is primarily due to a decrease of $263,000 in stock based compensation and a decrease of $98,690 for general and administrative expenses resulting from cost savings, offset by an increase of $181,220 for payroll and related expenses from hiring new personnel to achieve strategic objectives.  We also recorded an impairment loss of our customer list related to the Adisn acquisition of $93,344 for the period ended April 30, 2012 due to the cessation of the Adisn revenue model.

We implemented an expense reduction plan in the fourth quarter of the year ended April 30, 2013 and reduced our annualized operating expenses from a run rate of approximately $4.0 million to an estimated $2.5 million by reducing personnel, eliminating non-critical services and completing operational efficiencies. We believe we can execute that plan without significantly impacting our revenues.

Other Income (Expense). For the year ended April 30, 2013, we had other expense (net) of $10,199 consisting primarily of interest expense.  By comparison, for the year ended April 30, 2012, we had other income (net) of $8,372 consisting of interest income.

Net Loss.   For the year ended April 30, 2013, our net loss was $2,782,451, as compared to a net loss of $3,106,723 for the year ended April 30, 2012.

Liquidity and Capital Resources. Our total assets were $14,657,001 as of April 30, 2013, which consisted of cash of $375,512, accounts receivable of $214,931, inventory of $33,168, prepaid expenses and deposits of $50,561, property and equipment with a net value of $225,980, intangible and other assets of $9,368,103, represented by our domain names and other intellectual property owned, and goodwill of $4,360,176 related to our acquisition of Adisn, and investments of $28,570. By comparison, as of April 30, 2012, our total assets were $16,349,400, which consisted of cash of $2,328,492, accounts receivable of $42,995, prepaid expenses of $88,932, investments of $28,570, property and equipment with a net value of $131,175, intangible assets of $9,333,928, represented by our domain names and other intellectual property owned, and goodwill of $4,360,176 related to our acquisition of Adisn.

As of June 1, 2012, we have entered into a master lease agreement with Dell Financial Services in the amount of $209,384 payable over 24 months with a monthly payment of $9,326. This covers all equipment needs for migration of our third-party hosted sites into our network operating center, through which we have realized savings ranging from approximately $12,000 to $15,000 per month.

Our current liabilities as of April 30, 2013 totaled $256,897, compared to our current liabilities as of April 30, 2012, which totaled $110,453. The increase in current liabilities between the two periods is primarily due to the current portion of the Dell master lease agreement.  We had long-term liabilities of $9,267 relating to the Dell master lease agreement as compared to no long-term liabilities as of April 30, 2012.  We have no other liabilities and no long-term commitments or contingencies at April 30, 2013.

On April 8, 2013, we entered into a securities purchase agreement (the “Purchase Agreement”) with a foreign investor providing for the sale by us to the investor of up to 1,000,000 shares (“Shares”) of Series B Convertible Preferred Stock (“Preferred Stock”) at a purchase price of $1.00 per share and common stock purchase warrants to purchase ten shares of our common stock  (the “Warrants”) for every one share of Preferred Stock purchased by the investor at a purchase price of $0.08 per share. Each share of Preferred Stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance at a conversion rate of 20 shares of common stock for each share of Preferred Stock.  On April 8, 2013, we closed the first tranche pursuant to the Purchase Agreement and the investor purchased 300,000 shares of Preferred Stock and Warrants in exchange for proceeds of $300,000.  The Purchase Agreement and First Amendment to the Purchase Agreement further provides that the Investor will purchase an additional 300,000 shares of Preferred Stock and Warrants for a purchase price of $300,000 on or before August 2, 2013 and has a right of first refusal to purchase an additional 400,000 shares of Preferred Stocks and Warrants for a purchase price of $400,000 on or before October 12, 2013.

As of April 30, 2013, we had cash of $375,512.  Pursuant to the Purchase Agreement, as amended, we received proceeds of $150,000 on July 16, 2013 in exchange for 150,000 shares of Preferred Stock, and expect an additional $150,000 investment prior to August 2, 2013.  Additionally, the Purchase Agreement provides that we may sell the remaining 400,000 shares of Preferred Stock in exchange for $400,000 by October 12, 2013. As part of our operational restructuring plan, we have also significantly reduced our operating expenses from approximately $4.0 million to an estimated $2.5 million on an annualized basis, and are now experiencing a net cash burn of approximately $60,000 per month, down from over $120,000 prior to the restructuring plan.  If we sell the remaining Preferred Stock, coupled with our reduced operating costs and net cash burn, we believe we have enough liquidity to continue operations well into calendar 2014.  We remain optimistic about our ability to reduce costs and our net cash burn rate further and push toward operating cash flow breakeven during the upcoming fall and winter holiday season, as advertisers and seasonal promoters generally pay out significantly higher rates to fill impressions and conduct affiliate conversions.  We are concentrating on optimizing our existing network of forum properties to prepare for the holiday season, and we are also continuing to develop our advertising marketplace in an effort to fully deploy it and begin earning revenues by the end of calendar 2013.  The period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could differ as a result of a number of factors including our assumptions for increasing revenues through the monetization of our forum advertising marketplace and existing ad inventory and anticipated efficiencies gained from the completion of ongoing automation and technical initiatives.

We have been, and intend to continue, working toward identifying and obtaining new sources of financing. No assurances can be given that we will be successful in obtaining additional financing in the future.  Any future financing that we may obtain may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock that we are able to obtain will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a negative impact on our business, prospects, financial condition, results of operations and cash flows.

If adequate funds are not available, we may be required to delay, scale back or eliminate portions of our operations or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our assets and could also adversely affect our ability to fund our continued operations and our expansion efforts.

The majority of our research and development activity is focused on development of our proprietary software systems such as our forum advertising server. We expect to invest less than $100,000 for research and development over the next twelve months.

We do not anticipate that we will purchase any significant equipment over the next twelve months.

We do not anticipate any significant changes in the number of employees unless we significantly increase the size of our operations. We believe that we do not require the services of additional independent contractors to operate at our current level of activity. However, if our level of operations increases beyond the level that our current staff can provide, we may need to supplement our staff in this manner.

Contractual Obligations and Reserves.

None.

Off-balance Sheet Arrangements.

We had no off-balance sheet arrangements at April 30, 2013.

MANAGEMENT

Executive Officers and Directors. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The following table sets forth information regarding our executive officer and directors.

Name	Age	Position
Sanjay Sabnani	43	Chairman, CEO, President, Secretary and Director
Jonathan Weiss	39	Chief Financial Officer
Jonathan R. Dariyanani	43	Director
James A. Sacks	47	Director
Chuck Timpe	67	Director

Sanjay Sabnani. Sanjay Sabnani is our Chairman, Chief Executive Officer, President, and Secretary since April 2, 2008 and became one of our directors shortly thereafter. Mr. Sabnani founded General Mayhem, LLC in May 2004. While building General Mayhem, LLC’s operations and network communities Mr. Sabnani has served senior executive roles in several public companies including: executive vice president, strategic development at Hythiam, Inc. (now Catasys Inc.; NASDAQ:CATS) from April 2004 to December 2007; and president and director at Venture Catalyst, Inc. (NASDAQ:VCAT), from July 1999  to November 2000. Mr. Sabnani assisted in raising over $200 million in public equity financing for these companies, and served as the chief strategist and communicator for these businesses during his tenure with each. In addition, Mr. Sabnani has served as chairman of the board of two distinguished non-profits: Artwallah (arts festival); and TiE SoCal (venture capital networking).Mr. Sabnani was also the founder of a California charity, EndDependence (scholarships for addiction treatment). Mr. Sabnani received his BA in English Literature from UCLA in 1999.  Mr. Sabnani is not an officer or director of any other reporting company.

Jonathan Weiss.  Jonathan Weiss is our Chief Financial Officer and Treasurer.  Mr. Weiss has nearly 20 years of related finance and accounting experience.  From February 2012 to September 2012, Mr. Weiss headed up the finance and business operations of Xtranormal, a San Francisco Bay Area internet startup.  From August 2008 to February 2012, Mr. Weiss served as the Chief Financial Officer of Sandbox Industries, based in Chicago, where he helped provide strategic financial management for a hybrid venture capital firm engaged in healthcare fund management, new business incubation and new business accelerators.  Prior to Sandbox Industries, Mr. Weiss was a regional Chief Financial Officer for USI Holdings, a subsidiary of Goldman Sachs Partners Company, from 1998 to 2008 and a senior auditor for Arthur Andersen LLP from 1995 to 1998.  Mr. Weiss received his Bachelors of Business Administration in Accounting from Emory University in 1995 and is a certified public accountant (inactive).

Jonathan R. Dariyanani. Mr. Dariyanani has been a member of our Board of Directors since September 2008. Mr. Dariyanani has been the principal of Zoma Law Group/Zoma Ventures in New York since 1999.  From 2003 to 2004, Mr. Dariyanani also served as the director of ESL for Leapfrog Enterprises, Inc.  From 1997 to 1999, he was an associate attorney at the Palo Alto, California office of Wilson Sonsini Goodrich and Rosati.  Mr. Dariyanani is licensed to practice law in California. Mr. Dariyanani holds a Juris Doctor from Duke University, earned in 1997, and a bachelor’s degree in legal studies from the University of California at Berkeley, which he earned in 1993.  Mr. Dariyanani is not an officer or director of any other reporting company.

James A. Sacks. Mr. Sacks has been a member of our Board of Directors since September 2008. Mr. Sacks founded JAS Holdings in 2001, which provides contract sales services for medical business process outsourcing providers. From 1995 to 2000, Mr. Sacks was a registered securities principal for Joseph Charles & Associates.  From 2000 to 2001, he served as a principal and the corporate secretary for Metropolitan Capital Partners.  In 2002, he also served as a registered securities principal for West Park Capital. Mr. Sacks is not an officer or director of any other reporting company.

Chuck Timpe. Mr. Timpe has been a member of our Board of Directors since May 2009. Mr. Timpe is a seasoned director and financial executive and has served as a director and chairman of the audit committee since 1998 for IPC The Hospitalist Company (IPCM – NASDAQ) and as an advisor to CrowdGather since October 2008. From June 2003 to November 2008, Mr. Timpe served as the chief financial officer of Hythiam, Inc. (now Catasys Inc.; CATS—NASDAQ). Prior to joining Hythiam, Mr. Timpe was chief financial officer, from its inception in February 1998 to June 2003, of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2003. Previously, he was a principal in two private healthcare management consulting firms he co-founded, chief financial officer of National Pain Institute, treasurer and corporate controller for American Medical International, Inc. (now Tenet Healthcare Corp.; THC—NYSE), and a member of Arthur Andersen, LLP’s healthcare practice, specializing in public company and hospital system audits. Mr. Timpe is currently a business consultant. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a certified public accountant (inactive).

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected.  All officers are appointed annually by the Board of Directors and, subject to employment agreements (which do not currently exist), serve at the discretion of the board. Currently, directors receive no cash compensation.

There is no family relationship between any of our officers or directors.  There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Committees. Our Board of Directors does not currently have a compensation committee or nominating and corporate governance committee because, due to the Board of Director’s composition and our relatively limited operations, the Board of Directors is able to effectively manage the issues normally considered by such committees. Our Board of Directors may undertake a review of the need for these committees in the future.

Security holders may send communications to our Board of Directors by writing to 20300 Ventura Blvd. Suite 330, Woodland Hills, CA 91364, attention Board of Directors.

Audit Committee and Financial Expert.   On November 19, 2010, we adopted an Audit Committee Charter and appointed Chuck Timpe and James Sacks as members of the Audit Committee. Chuck Timpe is our Audit Committee chairman and financial expert.

Our Audit Committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) approving fees for the independent auditor and any outside advisors engaged by the audit committee. The Audit Committee Charter is filed as Exhibit 99.2 to our Report on Form 8-K filed on November 22, 2011.

Code of Ethics.   On November 19, 2010, we adopted a Code of Conduct and Ethics (the “Ethics Code”) that applies to our directors and employees, including our principal executive officer and principal financial and accounting officer, respectively. The Ethics Code is filed as Exhibit 14.1 to our Report on Form 8-K filed on November 22, 2010. A written copy of the Code is available on our website at www.crowdgather.com.

EXECUTIVE COMPENSATION

Summary Compensation Table.   The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our principal executive officers during the years ending April 30, 2013 and 2012.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended April 30	Salary $	Bonus $	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Sanjay Sabnani CEO, President, Secretary	2013	240,000	0	0	0	0	0	0	240,000
	2012	240,000	0	0	0	0	0	0	240,000
Jonathan Weiss, CFO, Treasurer (1)	2013	43,076	0	0	65,175	0	0	0	108,251
Gaurav Singh, CFO, Treasurer (1)	2013	139,634	0	0	0	0	0	40,000	179,634
	2012	160,000	0	0	38,958	0	0	0	198,958

(1) On September 24, 2012, Gaurav Singh resigned as CFO and Treasurer and Jonathan Weiss was appointed as CFO.

Employment Contracts and Termination of Employment. We do not currently have an employment contract with Sanjay Sabnani, our CEO, President, and Secretary. We have an employment contract with Jonathan Weiss, CFO and Treasurer, which provides the following compensation to Mr. Weiss in the event of termination of employment (as a result of resignation or retirement):

1.
If terminated without Good Cause (as defined below), Jonathan Weiss is entitled to one month of severance pay equal to one month of his base salary during the first six months of employment and severance pay equal to three months of his base salary in cash, restricted Company stock or some combination thereof, as determined in the sole discretion of the Company if terminated after six months of employment.

A termination shall be for “Good Cause” if the officer, in the subjective good faith opinion of the Company, shall

1.	Commit and act of fraud, moral turpitude, misappropriation of funds or embezzlement;
2.	Breach his/her fiduciary duty to the Company, including, but not limited to, acts of self-dealing (whether or not for personal profit);
3.	Materially breach this agreement , the confidentiality agreement, or the Company’s written Code of Ethics as adopted by the Board of Directors;
4.	Willful, reckless or grossly negligent violation of any applicable state or federal law or regulation; or
5.
Fail to or refuse (whether willful, reckless or negligent) to substantially perform the responsibilities and duties specified herein (other than a failure caused by temporary disability); provided, however, that no termination shall occur on that basis unless the Company first provides his/her with written notice to cure; the notice to cure shall reasonably specify the acts or omissions that constitute his/her failure or refusal to perform his/her duties, and he/she shall have reasonable opportunity (not to exceed 10 days after the date of notice to cure) to correct his/her failure or refusal to perform his/her duties; termination shall be effective as of the date of written notice to cure.

Outstanding Equity Awards at Fiscal Year-end. As of April 30, 2013, the following named executive officers had the following unexercised options, stock that has not vested, and equity incentive plan awards:

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options # Exercisable	# Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Not Vested	Market Value of Shares or Units Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Nested	Value of Unearned Shares, Units or Other Rights Not Vested
Sanjay Sabnani CEO, President, and Secretary	400,000	0	400,000	$1.49	06/20/2018	0	0	0	0
Sanjay Sabnani CEO, President, and Secretary	50,000	150,000	200,000	$1.16	03/21/2021	0	0	0	0
Jonathan Weiss CFO, Treasurer	400,000	0	400,000	$0.14	09/24/2022	0	0	0	0
Jonathan Weiss CFO, Treasurer	150,000	0	150,000	$0.12	12/27/2022	0	0	0	0

All of the options specified above vest as follows: 1/8 of total vests after 180 days after grant; remaining to vest at the rate of 1/16 of the total every 90 days thereafter, over 4 years.  The options granted expire 10 years after the date of grant.

There were no exercises of stock options by our above named executive officers during the year ended April 30, 2013.

Director Compensation. Our directors received the following compensation for their service as directors during the fiscal year ended April 30, 2013:

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Sanjay Sabnani, director	0	0	0	0	0	0	0
Jonathan Dariyanani director	0	0	10,570	0	0	0	10,570
James Sacks, director	0	0	10,570	0	0	0	10,570
Chuck Timpe, director	0	0	10,570	0	0	0	10,570

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below shows the number of our shares of common stock beneficially owned as of August 15, 2013 by:

•	each person or group known by us to beneficially own more than 5% of our outstanding common stock;
•	each director;
•	each executive officer named in the Summary Compensation Table under the heading “Executive Compensation” above; and
•	all of our current directors and executive officers of the company as a group.

The number of shares beneficially owned by each 5% holder, director or executive officer is determined by the rules of the SEC, and the information does not necessarily indicate beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power and also any shares that the person or entity can acquire within 60 days of August 15, 2013, through the exercise of any stock option or other right. For purposes of computing the percentage of outstanding shares of common stock held by each person or entity, any shares that the person or entity has the right to acquire within 60 days after August 15, 2013, are deemed to be outstanding with respect to such person or entity but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or entity. Unless otherwise indicated, each person or entity has sole investment and voting power (or shares such power with his or her spouse) over the shares set forth in the following table. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (3)

Common Stock	Sanjay Sabnani 20300 Ventura Blvd, Suite 330 Woodland Hills, CA 91364	18,465,440 shares (1) CEO, President, Secretary, Treasurer and director	31.63%
Common Stock	Typhoon Capital Consultants, LLC (2) 19069 Braemore Road Northridge, California 91326	16,210,550 shares Beneficial Owner	27.77%
Common Stock	Jonathan Weiss c/o 20300 Ventura Blvd., Suite 330 Woodland Hills, California 91364	870,000 shares (4) CFO	*
Common Stock	Jonathan R. Dariyanani c/o 20300 Ventura Blvd., Suite 330 Woodland Hills, California 91364	500,000 shares (5) Director	*
Common Stock	James A. Sacks c/o 20300 Ventura Blvd., Suite 330 Woodland Hills, California 91364	785,000 shares (6) Director	*
Common Stock	Chuck Timpe c/o 20300 Ventura Blvd., Suite 330 Woodland Hills, California 91364	700,000 shares (7) Director	*
Common Stock	Manulife Financial Corp. 200 Bloor Street East Toronto, Ontario, Canada, M4W 1E5	5,933,299 shares (8) Beneficial Owner	10.16%
Common Stock	Peter Lee Evelyn Tower, 14th Floor, Flat E North Point, Hong Kong	13,464,405 shares (9) Beneficial Owner	18.74% (9)
Common Stock	All directors and named executive officers as a group	21,320,440 shares	36.52%
* Denotes less than 1%.

(1) Includes 16,210,550 shares, which are held by Typhoon Capital Consultants, LLC, of which Sanjay Sabnani is the beneficial owner, 254,890 shares, which are held by Sabnani IRA, of which Sanjay Sabnani is the beneficial owner, 1,100,000 shares of common stock underlying options granted to Mr. Sabnani and 900,000 shares held by Sabnani Children Income Trust, of which Sanjay Sabnani may be deemed to have beneficial ownership due to his spouse’s role as sole trustee for this trust. Mr. Sabnani disclaims beneficial ownership of those 900,000 shares, except as to his pecuniary interest therein.
(2) Sanjay Sabnani holds voting and dispositive power over the shares of Typhoon Capital Consultants, LLC.
(3) Based on 58,372,708 common shares issued as of August 15, 2013.
(4) Includes 870,000 shares of common stock underlying options granted to Mr. Weiss.
(5) Includes 500,000 shares of common stock underlying options granted to Mr. Dariyanani.
(6) Includes 285,000 shares of common stock held of record by James A. Sacks and 500,000 shares of common stock underlying options granted to Mr. Sacks.
(7) Includes 20,000 shares of common stock held of record by Chuck Timpe and 680,000 shares of common stock underlying options granted to Chuck Timpe.
(8) Calculated using the Schedule 13G filed with the SEC on February 13, 2013 by Manulife Financial Corp. (“MFC”).  MFC’s wholly-owned subsidiary, Manulife Asset Management (US) LLC (“MAM (US)”), has beneficial ownership of 5,933,299 shares of common stock (including 1,875,000 shares issuable upon exercise of warrants), of which John Hancock Small Cap Intrinsic Value Fund (“JH Small Cap Fund”) owns directly 5,825,000 shares (including 1,875,000 shares issuable upon exercise of warrants).  MAM (US) has sole voting and dispositive power over JH Small Cap Fund’s shares.
(9) Calculated using the Schedule 13D/A filed with the SEC on August 7, 2013 by Peter Lee. Includes 1,003,000 shares of common stock held of record by Mr. Lee, 194,738 shares of common stock and 266,667 shares of common stock underlying warrants held of record by Mr. Lee’s personal holding company, and 12,000,000 shares of common stock underlying shares of Series B Preferred Stock held of record by Mr. Lee. Does not include 6,000,000 shares of common stock underlying warrants held by Mr. Lee that are not exercisable with 60 days.  Percent of class based on 71,837,113 common shares deemed outstanding.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information.   Our common stock is quoted on the OTCQB under the symbol “CRWG.”  For the periods indicated below, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	High ($)	Low ($)
Fiscal Year 2013
First Quarter	$0.32	$0.18
Second Quarter	$0.22	$0.12
Third Quarter	$0.14	$0.08
Fourth Quarter	$0.09	$0.04

Fiscal Year 2012
First Quarter	$1.02	$0.41
Second Quarter	$0.70	$0.20
Third Quarter	$0.20	$0.11
Fourth Quarter	$0.50	$0.23

Stock Split.

In March 2008, we effected a 13-for-1 forward stock split of our common stock. All share numbers presented in this filing reflect the stock split.

Options/Warrants.

As of April 30, 2013, we had outstanding the following options or warrants to purchase, and securities convertible into, shares of our common stock:

●
Options to purchase 6,098,750 shares of our common stock issued under our existing stock option plan.  All options are subject to vesting requirements.  Exercise prices of the options range from $0.09 to $1.55.

●
Warrants to purchase 6,578,513 shares of our common stock with exercise prices of the warrants range from $0.26 to $1.50, of which 6,085,179 shares issuable upon exercise of these warrants are included in this prospectus.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.

The SEC has adopted certain amendments to Rule 144 prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company.  The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We have satisfied the preceding requirements and as a result, pursuant to Rule 144, our shareholders may be able to sell their shares freely without registration. However, if we fail to file all our Exchange Act reports, our shareholders will not be able to sell their shares pursuant to Rule 144.

Holders.

The approximate number of stockholders of record at August 15, 2013 was 54.   The number of stockholders of record does not include beneficial owners of our common stock, whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividends.

We have never declared or paid any cash dividends on our common stock.  We do not anticipate paying any cash dividends to stockholders in the foreseeable future.  In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

Penny Stock Regulation.

Shares of our common stock are subject to rules adopted the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system).  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which contains the following:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•
a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities’ laws;

•	a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the “bid” and “ask” price;
•	a toll-free telephone number for inquiries on disciplinary actions;
•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
•	such other information and is in such form (including language, type, size and format), as the SEC shall require by rule or regulation

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

•	the bid and offer quotations for the penny stock;
•	the compensation of the broker-dealer and its salesperson in the transaction;
•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
•	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan.

CrowdGather, Inc. 2008 Stock Option and Award Plan

On May 9, 2008, our Board of Directors approved the CrowdGather, Inc. 2008 Stock Option Plan (the “Plan”). The Plan was ratified by our shareholders on September 26, 2008.  The Plan permits flexibility in types of awards, and specific terms of awards, which will allow future awards to be based on then-current objectives for aligning compensation with increasing long-term shareholder value.

The Board of Directors, acting as a compensation committee (the Committee) will generally administer the Plan. The Committee will have full power and authority to determine when and to whom awards will be granted, including the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Plan. In addition, the Committee has the authority to interpret the Plan and the awards granted under the Plan, and establish rules and regulations for the administration of the Plan.

The Committee may delegate certain administrative duties associated with the Plan to our officers, including the maintenance of records of the awards and the interpretation of the terms of the awards. The Committee may also delegate the authority to grant awards to a subcommittee comprised of one or more Board members, or to our executive officers, provided that such subcommittee or executive officers cannot be authorized to grant awards to executive officers.

Awards under the Plan may be granted to any person who is (i) an employee of ours, (ii) a non-employee member of the Board of Directors or the board of directors of any of our subsidiaries, or (iii) a consultant who provides services to us; provided that stock appreciation rights and non-qualified stock options shall be granted only to persons as to which we are the “service recipient,” as such term is defined in Section 409A of the Internal Revenue Code.

The Plan will terminate on May 9, 2018, unless all shares available for issuance have been issued, the Plan is earlier terminated by the Board of Directors or the Committee, or the Plan is extended by an amendment approved by our shareholders. No awards may be made after the termination date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the Plan prior to the termination date may extend beyond the end of such period through the award’s normal expiration date.

The aggregate number of shares of the common stock authorized for issuance as awards under the Plan is 12,000,000. The maximum aggregate number of shares of common stock subject to stock options, stock appreciation rights, restricted stock or stock unit awards which may be granted to any one participant in any one year under the Plan is 1,000,000.

Under the Plan, the Committee can grant stock options, stock appreciation rights, restricted stock, stock units and performance units. Awards may be granted alone, in addition to, or in combination with any other award granted under the Plan. Subject to the limitations set forth in the Plan, the terms and conditions of each award shall generally be governed by the particular document or agreement granting the award. The terms and conditions set forth in an award agreement may include, as appropriate:

•	deemed issuance date;
•	expiration date;
•	number of shares covered by the award;
•	number of shares covered by the award;
•	acceptable means of payment;
•	price per share payable upon exercise;
•	applicable vesting schedule;
•	individual performance criteria;
•	company or group performance criteria;
•	continued employment requirement;
•	transfer restrictions; or
•	any other terms or conditions deemed appropriate by the Committee, in each case not inconsistent with the Plan.

Stock Options and Stock Appreciation Rights. The holder of an option will be entitled to purchase a number of shares of common stock at an exercise price not less than 100% of the fair market value of a share on the date of grant during a specified time period, as determined by the Committee. The option exercise price shall be paid in cash or in such other form if and to the extent permitted by the Committee, including without limitation by delivery of already owned shares. Other than in connection with a change in our capitalization, the exercise price of an option may not be reduced without shareholder approval.

The holder of a stock appreciation right will be entitled to receive, in cash or stock (as determined by the Committee), value with respect to a specific number of shares equal to or otherwise based on the excess of the market value of a share at the time of exercise over the exercise price of the right.

Restricted Stock and Stock Units. The holder of restricted stock will own shares of common stock subject to restrictions imposed by the Committee and subject to forfeiture to us if the holder does not satisfy certain requirements (including, for example, continued employment with us) for a specified period of time. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee, provided that the holder has satisfied certain requirements (including, for example, continued employment with us until such future date).

Performance Awards.   Performance stock or cash awards may be granted by the Committee at its sole discretion, upon the attainment of performance goals as set by the Committee.  The maximum number of shares that may be granted in any calendar year may not exceed 500,000 shares of common stock; cash awards may not exceed $500,000.

Unless otherwise provided by the Committee, awards under the Plan may only be transferred by will or the laws of descent and distribution. The Committee may permit further transferability pursuant to conditions and limitations that it may impose, except that no transfers for consideration will be permitted.

In the event of any stock dividend, stock split, combination of shares, extraordinary dividend of cash and/or assets, recapitalization, reorganization or any similar event, the Committee is entitled to appropriately and equitably adjust the number and kind of shares or other securities which are subject to the Plan or subject to any award under the Plan.

Subject to any restrictive terms which may be set forth in award agreements, in the event we are a party to a merger or other reorganization, outstanding awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding awards by the surviving corporation or its parent, for their continuation by us (if we are a surviving corporation) for accelerated vesting and accelerated expiration, or for settlement in cash.

The Board of Directors may generally amend or terminate the Plan as determined to be advisable. Shareholder approval may also be required for certain amendments pursuant to the Internal Revenue Code, the rules of any market in which we participate, or rules of the SEC. No amendment or alteration of the Plan may be made which would impair the rights of any participant under any outstanding award, without such participant’s consent, provided that no consent is required with respect to any amendment or alteration if the Committee determines that such amendment or alteration is either:

•	required or advisable in order for us, the Plan or the award to satisfy any law or regulation or to meet the requirements of any accounting standard, or
•	not reasonably likely to significantly diminish the benefits provided under such award, or that any such diminishment has been adequately compensated.

A copy of the Plan is attached as Exhibit 10.1 to our report on Form 8-K filed on June 23, 2008, and is incorporated herein by reference. The foregoing description of the Plan is a summary of the material terms only and is qualified in its entirety by reference to such exhibit.

The table below includes the following information as of April 30, 2013 for CrowdGather, Inc. 2008 Stock Option and Award Plan.
Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,098,750	0.75	5,901,250
Equity compensation plans not approved by security holders	0	0	0
Total	6,098,750	0.75	5,901,250

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related party transactions. There have been no related party transactions for the year ended April 30, 2013, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Director Independence.   We believe that Jonathan R. Dariyanani, James A. Sacks and Chuck Timpe are independent members of our Board of Directors using the definition of independence under the rules of the SEC.

Indemnification. Articles 7 and 8 of our Articles of Incorporation provides, among other things, that our officers and directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

•	for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or
•	for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article VIII of our Bylaws also provides that our officers and directors shall be indemnified and held harmless by us to the fullest extent permitted by the provisions of Section 78.7502 of the Nevada Revised Statutes.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our accountants during the two most recent fiscal years or any subsequent interim period required to be disclosed pursuant to Item 304 of Regulation S-K.

 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by us has been passed upon by M2 Law Professional Corporation, located in Newport Beach, California.

 EXPERTS

Our financial statements for years ended April 30, 2013 and 2012 appearing in this prospectus which is part of a Registration Statement have been audited by Q Accountancy Corporation and are included in reliance upon such report given upon the authority of Q Accountancy Corporation as experts in accounting and auditing.

 ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC pursuant to the Securities Act of 1933.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information regarding us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement.

We are required to file reports and other documents with the SEC.  We do not presently intend to voluntarily furnish you with a copy of our annual report.  You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov .

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Crowdgather, Inc.

We have audited the accompanying consolidated balance sheets of Crowdgather, Inc. as of April 30, 2013 and 2012 and the related statements of operations, changes in stockholder’s equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crowdgather, Inc. as of April 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Q Accountancy Corporation

Irvine, California
July 23, 2013

CROWDGATHER, INC.
CONSOLIDATED BALANCE SHEETS
APRIL 30, 2013 AND 2012

	2013	2012
ASSETS
Current assets
Cash	$375,512	$2,328,492
Accounts receivable	214,931	42,995
Investments	28,570	28,570
Inventory	33,168	35,132
Prepaid expenses and deposits	50,561	88,932

Total current assets	702,742	2,524,121

Property and equipment, net of accumulated depreciation of $363,746 and $241,569, respectively	225,980	131,175

Intangible and other assets, net of accumulated amortization of $45,224 and $15,224, respectively	9,368,103	9,333,928
Goodwill	4,360,176	4,360,176

Total assets	$14,657,001	$16,349,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,000	$54,095
Accrued vacation	63,838	27,468
Other accrued liabilities	69,138	28,890
Capital lease obligation, current portion	115,921	-

Total current liabilities	256,897	110,453

Capital lease obligation, net of current portion	9,267		-

Stockholders’ equity
Convertible Preferred Series B stock, $0.001 par value, 1,000,000 shares authorized, 300,000 and 0 shares issued and outstanding, respectively	300,000	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,372,708 and 58,234,216 issued and outstanding, respectively	58,503	58,234
Additional paid-in capital	29,070,716	28,436,644
Accumulated deficit	(15,016,952)	(12,234,501)
Accumulated other comprehensive loss	(21,430)	(21,430)

Total stockholders’ equity	14,390,837	16,238,947

Total liabilities and stockholders’ equity	$14,657,001	$16,349,400

See accompanying notes to financial statements.

CROWDGATHER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012

Revenue	$1,933,298	$1,932,798

Cost of revenue	52,805	121,334

Gross profit	1,880,493	1,811,464

Operating expenses
Payroll and related expenses	1,850,509	1,669,289
Stock based compensation	608,000	871,000
General and administrative	2,193,436	2,292,126
Impairment of intangible asset	-	93,344
Total operating expenses	4,651,945	4,925,759

Loss from operations	(2,771,452)	(3,114,295)

Other income (expense), net	(10,199)	8,372

Net loss before provision for income taxes	(2,781,651)	(3,105,923)

Provision for income taxes	800	800

Net loss	$(2,782,451)	$(3,106,723)

Weighted average shares outstanding- basic and diluted	58,349,811	58,329,316

Net loss per share – basic and diluted	$(0.05)	$(0.05)

See accompanying notes to financial statements.

CROWDGATHER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
APRIL 30, 2013 AND 2012

	Preferred Series B		Common Stock		Common Stock Issuance	Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Obligation	Capital	Deficit	Income/(Loss)	Total

Balance, April 30, 2011	-	-	57,089,408	$57,089	$3,784,322	$22,432,597	$(9,127,778)	-	$17,146,230

Shares issued for services	-	-	424,655	425	-	184,305	-	-	184,730

Shares issued for purchase of intangible assets	-	-	1,809,589	1,809	(2,484,600)	3,632,331	-	-	1,149,540

Cancellation of shares for intangible assets	-	-	(1,089,436)	(1,089)	(1,299,722)	1,300,811	-	-	-

CROWDGATHER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
APRIL 30, 2013 AND 2012

	Preferred Series B		Common Stock		Common Stock Issuance	Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Obligation	Capital	Deficit	Income/(Loss)	Total

Value of warrants issued	-	-	-	-		15,600	-		15,600

Amortization of stock options	-	-	-	-	-	871,000	-	-	871,000

Unrealized loss available for sale securities	-	-	-	-	-	-	-	(21,430)	(21,430)

Net (loss) for the year ended April 30, 2012	-	-	-	-	-	-	(3,106,723)	-	(3,106,723)

Balance April 30, 2012	-	-	58,234,216	$58,234	$-	$28,436,644	$(12,234,501)	(21,430)	$16,238,947

Shares issued for services	-	-	138,492	269	-	38,072	-	-	38,341

Shares issued for purchase of intangible assets	-	-					-	-	-

Shares purchased	300,000	300,000					-	-	300,000

Value of warrants issued	-	-	-			-	-		-
				-
Amortization of stock options	-	-	-		-	596,000	-	-	596,000
				-
Unrealized loss available for sale securities	-	-	-		-	-	-	-	-
				-
Net (loss) for the year ended April 30, 2013	-	-	-	-	-	-	(2,782,451)	-	(2,782,451)

Balance April 30, 2013	300,000	$300,000	58,372,708	$58,503	$-	$29,070,716	$(15,016,952)	(21,430)	$14,390,837

CROWDGATHER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012
Cash flows from operating activities:
Net loss	$(2,782,451)	$(3,106,723)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	152,177	131,705
Stock-based compensation	608,000	871,000
Stock issued for services	38,341	182,657
Impairment of customer list	-	93,344
Changes in operating assets and liabilities:
Accounts receivable	(171,936)	200,922
Inventory	1,964	(35,132)
Prepaid expenses and deposits	38,371	(21,531)
Accounts payable and accrued liabilities	30,524	(49,498)

Net cash used in operating activities	(2,085,010)	(1,733,256)

Cash flows from investing activities:
Purchase of property and equipment	(7,597)	(59,189)
Purchase of investments	-	(50,000)
Purchase of intangible assets	(64,175)	(2,496,964)

Net cash used in investing activities	(71,772)	(2,606,153)

Cash flows from financing activities:
Proceeds from the issuance of preferred stock	300,000	-
Payments on capital lease obligations	(96,198)	-

Net cash provided by financing activities	203,802	-

Net increase (decrease) in cash	(1,952,980)	(4,339,409)
Cash, beginning of period	2,328,492	6,667,901
Cash, end of period	375,512	2,328,492

Supplemental disclosure of cash flow information:
Cash paid for
Interest
Income taxes
Non-cash transactions:
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$800	$800
Non-cash transactions:
Purchase of property and equipment	$209,384	-
Issuance of common stock for intangible assets	$-	$1,149,541
Stock issuance obligation	$-	$2,699,722
Stock-based compensation	$608,000	$871,000
Stock issued for services	$38,341	$182,657
Stock issued for prepaid expenses	$-	$35,673

See accompanying notes to financial statements.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

1.            NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CrowdGather, Inc. (hereinafter referred to as “we”, “us”, “our”, or “the company”) is a social networking, internet company  that specializes in developing and hosting forum based websites and is headquartered in Woodland Hills, California. The Company was incorporated under the laws of the State of Nevada on April 20, 2005.

On June 9, 2010, we acquired Adisn, Inc. through an exchange of stock. As a result, Adisn, Inc. became our wholly-owned subsidiary and provides targeted advertising and marketing services for our online customers.

Principles of Consolidation

The accompanying consolidated financial statements include our activities and our wholly-owned subsidiary, Adisn, Inc. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Identifiable Intangible Assets

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification No. 350, Intangibles – Goodwill and Other (ASC 350), goodwill and intangible assets with indefinite lives are not amortized but instead are measured for impairment at least annually in the fourth quarter, or when events indicate that impairment exists. As required by ASC 350, in the impairment tests for indefinite-lived intangible assets, we compare the estimated fair value of the indefinite-lived intangible assets, website domain names, using a combination of discounted cash flow analysis and market value comparisons. If the carrying value exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value over the estimate of fair value and accordingly record the loss.

Intangible assets that are determined to have definite lives are amortized over the shorter of their legal lives or their estimated useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired in accordance with ASC 360, Property, Plant and Equipment discussed below.

Impairment of Long-Lived Assets

In accordance with ASC 360, we estimate the future undiscounted cash flows to be derived from the asset to assess whether or not a potential impairment exists when qualitative events or circumstances indicate the carrying value of a long-lived asset may be impaired. If the carrying value exceeds our estimate of future undiscounted cash flows, we then calculate the impairment as the excess of the carrying value of the asset over our estimate of its fair value.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

1.            NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments are classified as available for sale and consist of marketable equity securities that we intend to hold for an indefinite period of time. Investments are stated at fair value and unrealized holding gains and losses, net of the related tax effect, are reported as a component of accumulated other comprehensive income until realized. Realized gains or losses on disposition of investments are computed on the “specific identification” method and are reported as income or loss in the period of disposition on our consolidated statements of operations.

Inventory

Inventory is valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Revenue Recognition

We currently work with third-party advertising networks and advertisers pay for advertising on a cost per thousand views, cost per click or cost per action basis. All sales are recorded in accordance with ASC 605, Revenue Recognition. Revenue is recognized when all the criteria have been met:

• When persuasive evidence of an arrangement exists.
• The services have been provided to the customer.
• The fee is fixed or determinable.
• Collectability is reasonably assured.

 Cost of Revenue

Our cost of revenue consists primarily of expenses associated with the fulfillment of specific customer advertising campaigns, including the purchases of advertising inventory and the costs associated with the manufacturing and distribution of our synthetic human pheromone consumer products.

Stock Based Compensation

We account for employee stock option grants in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. ASC 718 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

For options and warrants issued as compensation to non-employees for services that are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received as provided by ASC 505-50, Equity – Disclosure. For unvested shares, the change in fair value during the period is recognized in expense using the graded vesting method.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

1.            NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Loss

The Company applies ASC No. 220, Comprehensive Income (ASC 220).  ASC 220 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements.  For the fiscal year ended April 30, 2013, the Company’s comprehensive loss was $2,803,081.

Recent Accounting Pronouncements

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on our consolidated financial position, results of operations or cash flows.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the current year presentation.

2.            ASSET ACQUISITIONS

On June 29, 2012, we acquired the website and the related assets of sneakertalk.com for $10,175.

On July 6, 2012, (and as amended on July 9, 2012), we entered into a Website and Domain Name Purchase Agreement to acquire the domain name, website, and assets related to personalitycafe.com with the site’s founder, an unrelated third party, for $54,000.  In connection with the purchase, we entered into a consulting agreement with the site’s founder that requires us to pay an additional 3,000 shares per month for eighteen (18) months of our common stock.  We recorded the value of our common stock as of the commencement date of the consulting agreement.

3.            INVENTORY

As of April 30, 2013, inventory consisted of all finished goods of our synthetic human pheromone consumer products in the amount of $33,168.

4.            INVESTMENTS

Pursuant to our agreement with Human Pheromone Sciences, Inc., we converted our $50,000 advance payment into 714,286 shares of Human Pheromone Sciences, Inc. restricted common stock in January 2012.  These securities are classified as available for sale and are stated at fair value.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

5.            PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	April 30,	April 30,
	2013	2012

Furniture, fixtures and office equipment	$30,919	$30,919
Computers, servers and equipment	558,806	341,825
	589,725	372,744
Less: accumulated depreciation	(363,746)	(241,569)

	$225,980	$131,175

Depreciation expense was $122,177 and $100,765 for the years ended April 30, 2013 and 2012, respectively.

6.            CONCENTRATIONS OF CREDIT RISK

As of April 30, 2013, five customers accounted for approximately 50% of our outstanding receivables. In addition, our top five customers accounted for approximately 60% of our sales for the year ended April 30, 2013.

7.            INTANGIBLE ASSETS

We purchased online forums, message boards and website domain names for cash in the amount of $64,175 during the year ended April 30, 2013 as detailed in Note 2. Intangibles are either amortized over their estimated lives, if a definite life is determined, or are not amortized if their life is considered indefinite. We account for the intangible assets at cost. Intangible assets acquired in a business combination, if any, are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. As of April 30, 2013, we recorded $30,000 of amortization associated with our definite lived intangibles. Intangibles consist of the following:

		April 30,	April 30,
	Est. Life	2013	2012

Online forums and related websites	Indefinite	$6,973,327	$6,909,152
Target advertising technology	Indefinite	2,250,000	2,250,000
Trademarks and trade names	10 years	190,000	190,000
		9,413,327	9,349,152
Less: accumulated amortization		(45,224)	(15,224)

		$9,368,103	$9,333,928

As of April 30, 2013, we do not believe any additional impairment of intangible assets has occurred.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

8.            GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances. An impariment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. As April 30, 2013 and 2012, we determined that the fair value of the goodwill exceeded its carrying value and therefore goodwill was not impaired.

9.            PREFERRED SERIES A STOCK

On October 25, 2010, we sold 1,300,000 shares of Series A Preferred Stock (“Shares”) to two foreign investors in exchange for $1,300,000, or $1.00 per share, pursuant to two subscription agreements (“Subscription Agreements”). In connection with the sale of Shares, the investors also received warrants to purchase 433,334 shares of our common stock at a purchase price of $0.95 per share. The warrant agreements (“Warrants”) provide for an expiration period of three years from the date of the investment. The designations, preferences and relative rights of the Series A Preferred Stock are specified in the Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock (the “Certificate of Designation”). The Certificate of Designation provides, among other things, that: (i) the conversion price for the Shares was $0.50 per share on or before March 15, 2011, and $0.33 per share after March 15, 2011, subject to adjustment from time to time for recapitalizations and as otherwise set forth in the Certificate of Designation (the “Conversion Price”); (ii) the Shares are convertible into shares of common stock at the option of the investor at any time after the date of issuance into that number of shares of common stock determined by dividing $1.00 by the Conversion Price; and (iii) the Shares are automatically converted into shares of common stock at the then effective conversion rate for such share immediately prior to the listing of our common stock on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market. The Subscription Agreement also provided that from March 15, 2011 to April 14, 2011 (the “Repurchase Period”), we had an option (the “Repurchase Option”) to repurchase all or any portion of the Shares held by the investor at $1.00 per Share. The Repurchase Option automatically terminates upon any conversion of the Shares into common stock pursuant to the conversion provisions specified in the Certificate of Designation. On March 15, 2011, the 1,300,000 shares of Series A Preferred Stock were converted into 2,600,000 shares of our common stock.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

10.          PREFERRED SERIES B STOCK

On April 8, 2013, we sold 300,000 shares of Series B Convertible Preferred Stock (“Series B Shares”) to one foreign investor in exchange for $300,000, or $1.00 per share, pursuant to a securities purchase agreement (“Purchase Agreement”). In connection with the sale of Series B Shares, the investors also received warrants to purchase 3,000,000 shares of our common stock at a purchase price of $0.08 per share. The warrant agreements (“Warrants”) provide for an expiration period of five years from the date of the investment. The designations, preferences and relative rights of the Series B Shares are specified in the Certificate of Designation of the Relative Rights and Preferences of the Series B Preferred Stock (the “Certificate of Designation”) which was filed with the Secretary of State of Nevada on April 8, 2013.  The Certificate of Designation created a series of preferred stock consisting of 1,000,000 out of the 25,000,000 shares of our preferred stock, which will be designated “Series B Preferred Stock.”  The Certificate of Designation provides, among other things, that: (i) the conversion price for the shares of Series B Shares is the price per share equal to the quotient of the original issue price of $1.00 per share (the “Original Issue Price”) divided by the number of shares of common stock into which each share of Series B Shares may be converted (the “Conversion Rate”), subject to adjustment from time to time for recapitalizations and as otherwise set forth in the Certificate of Designation; (ii) each share of Series B Shares is convertible into shares of common stock at the option of the holder at any time after the date of issuance at a Conversion Rate of 20 shares of common stock for each share of Series B Shares; (iii) the holder of outstanding Series B Shares will be entitled to receive dividends, when declared by the Board of Directors, at an annual dividend rate of 10% per share of Series B Shares, with such right to receive dividends being cumulative and will accrue and be payable annually; (iv) the shares of Series B Shares may be redeemed by us, at our option, at a redemption price equal to 120% of the amount obtained by multiplying the Original Issue Price of the Series B Shares by the number of shares of Series B Shares to be redeemed from the investor; and (v) so long as any shares of Series B Shares remain outstanding, we will not, among other things, amend or restate any provisions of our Articles of Incorporation or Bylaws, declare or pay dividends on any shares of common stock or other security other than Series B Shares, authorize or issue any equity security having a preference over or being on parity with the Series B Shares, change the authorized number of directors, or enter into indebtedness of more than $1,000,000, without the prior written consent of a majority of outstanding shares of Series B Shares.

11.          CAPITAL LEASE OBLIGATION

On May 25, 2012, we entered into a capital lease obligation with Dell Financial Services for the acquisition of computer equipment.  Pursuant to the agreement, we are required to pay $9,326 per month for twenty-four (24) months, including interest of approximately 8% per annum, with option to purchase the products for $1.00 at the end of the lease.  Accordingly, we have capitalized the acquisition cost of $209,384 for the computer equipment.

The future maturities of our capital lease obligation as of April 30, 2013 are as follows:

April 30,	Amount
2014	$ 115,921	-current
2015	9,267	-long-term
Total	$ 125,188

During the year ended April 30, 2013, we made payments totaling $96,198, which included principal and interest of $84,197 and $12,001, respectively.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
12.          COMMON STOCK

On July 6, 2012, we entered into an agreement for consulting services with a term of eighteen months. This agreement calls for monthly stock compensation of 3,000 shares which was valued at $11,340 on the date the agreement was executed. The stock-based expense for these shares included in operating expenses for the year ended April 30, 2013 was $6,300 with the remaining $5,040 to be amortized over the remaining life of the contract.

On July 24, 2012, we entered into an agreement for consulting services with a term of three months. This agreement calls for monthly cash compensation of $2,000 and stock compensation of $3,000. The stock-based expense for these shares included in operating expenses for the year ended April 30, 2013 was $3,000.

On November 26, 2012, we entered into a consulting agreement with an independent third party to provide management consulting and investor relation services for a period of six months.  Pursuant to the agreement, we issued 100,000 shares of our restricted common stock upon execution, valued at $12,000, and are required to pay $18,000 in monthly cash installments of $3,000 due at the first of each month.  The stock-based expense for these shares included in operating expenses for the year ended April 30, 2013 was $12,000.

13.          STOCK OPTIONS

In May 2008 our board of directors approved the CrowdGather, Inc. 2008 Stock Option Plan (the Plan). The Plan permits flexibility in types of awards, and specific terms of awards, which will allow future awards to be based on then-current objectives for aligning compensation with increasing long-term shareholder value.

During the year ended April 30, 2013, we issued stock options for 1,675,000 shares of our common stock, exercisable at various dates through December 2022 at fair market value at the date of grant averaging $0.13 per share to recipients pursuant to the Plan.

For the year ended April 30, 2013, we recognized $608,000 of stock-based compensation costs as a result of the issuance of stock options to employees, directors and consultants in accordance with ASC 505.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

13.          STOCK OPTIONS (Continued)

Stock option activity was as follows for the year ended April 30, 2013:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding, May 1, 2012	4,959,750	$0.99	8.58	$4,893,960
Granted	1,675,000	0.13	9.58	186,533
Forfeited/Expired	(536,000)	1.00	2.06	(299,655)
Exercised	-	-	-	-

Outstanding, April 30, 2013	6,098,750	$0.75	7.95	$4,780,838
Exercisable, April 30, 2013	2,937,750	$1.02	6.49	$3,000,791

A summary of the status of our unvested shares as of April 30, 2013 is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value

Non-vested balance, May 1, 2012	2,660,813	$0.61
Granted	1,675,000	0.13
Vested	(665,065)	0.73
Forfeited/Expired	(509,748)	1.00

Non-vested balance, April 30, 2013	3,161,000	$0.36

As April 30, 2013, total unrecognized stock-based compensation cost related to unvested stock options was $1,018,197, which is expected to be recognized over a weighted-average period of approximately 9.58 years.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

13.          STOCK OPTIONS (Continued)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

April 30, 2013

Risk-free interest rate	0.00% to 1.32%
Expected volatility	100.00%
Expected option life (in years)	4.00
Expected dividend yield	0.00

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues. The expected volatility is primarily based on historical volatility levels of our public company peer group. The expected option life of each award granted was calculated using the “simplified method” in accordance with ASC 718.

14.          401(k) PLAN

On September 27, 2011, our board of directors approved a 401(k) retirement plan for our employees. We currently do not provide a matching provision for employees who elect to participate.

15.          COMMITMENTS AND CONTINGENCIES

As of April 30, 2013, we lease approximately 1,578 square feet of office space located at 20300 Venture Blvd., Suite 330, Woodland Hills, California. The term of our lease is for twelve months and expires on April 30, 2014. Our rent is $3,242 per month.

16.         PROVISION FOR INCOME TAXES

For the year ended April 30, 2013, we have recognized the minimum amount of franchise tax required under California corporation law of $800. We are not currently subject to further federal or state tax since we have incurred losses since our inception.

As of April 30, 2013, we had federal and state net operating loss carry forwards of approximately $15,000,000 which can be used to offset future federal income tax. The federal and state net operating loss carry forwards expire at various dates through 2033. Deferred tax assets resulting from the net operating losses are reduced by a valuation allowance, when, in our opinion, utilization is not reasonably assured.

CROWDGATHER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013

16.         PROVISION FOR INCOME TAXES (Continued)

As of April 30, 2013, we had the following deferred tax assets related to net operating losses. A 100% valuation allowance has been established due to the uncertainty of our ability to realize future taxable income and to recover its net deferred tax assets.

2013
Federal net operating loss (at 34%)	$5,100,000
State net operating loss (at 8.84%)	1,326,000
6,426,000
Less: valuation allowance	(6,426,000)

Net deferred tax assets	$-

Our valuation allowance increased by $1,286,000 and $1,284,400 for the years ended April 30, 2013 and 2012, respectively.

17.         SUBSEQUENT EVENTS

On May 31, 2013, we issued 2,100,000 options to purchase common stock to executives, directors and employees of the Company in accordance with the Crowdgather 2008 Stock Option Plan.

As described in Note 10, pursuant to the Purchase Agreement, on July 16, 2013, we sold 150,000 shares of Series B Shares to a foreign investor in exchange for $150,000, or $1.00 per share. In connection with the sale of Series B Shares, the investors also received Warrants to purchase 1,500,000 shares of our common stock at a purchase price of $0.08 per share.  The Warrants have an exercise term equal to 5 years and are exercisable commencing on July 16, 2013.

The Purchase Agreement provided that the investor would purchase 300,000 shares of Series B Shares and Warrants for a purchase price of $300,000 on or before July 12, 2013 (the “First Subsequent Closing Date”).  However, due to a logistical issue with the investor, we entered into the First Amendment to Securities Purchase Agreement (the “Amendment”), revising the First Subsequent Closing Date from July 12, 2013 to August 2, 2013.  The sale of the 150,000 shares of Series B Shares and Warrants on July 16, 2013 represents the first portion of the first subsequent closing and the remaining 150,000 shares of Series B Shares and Warrants will be purchased by the investor on or before August 2, 2013.

As a result of the Amendment, we issued an Amended and Restated Common Stock Purchase Warrant (“Amended and Restated Warrant”) to replace the Warrants issued at the initial closing and provide that such Warrants will vest only if the Investor purchases an additional 300,000 shares of Series B Shares and Warrants for a purchase price of $300,000 on or before the First Subsequent Closing Date.

[OUTSIDE BACK COVER]

CrowdGather, Inc.

8,854,151 SHARES OF COMMON STOCK

PROSPECTUS

CROWDGATHER, INC.

20300 Ventura Blvd., Suite 330,
Woodland Hills, California 91364
Tel: (818) 435-2472

_______________, 2013

Until                             , 2013, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

 Item 13.  Other Expenses of Issuance and Distribution.

The following is an itemized statement of the estimated amounts of all expenses payable by us in connection with the registration of the common stock, other than underwriting discounts and commissions.  All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$1,865
Transfer agent Fees	$0
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$25,000
Blue Sky Fees	$0
Total	$36,865

None of the expenses of the offering will be paid by the selling shareholders.

 Item 14.  Indemnification of Directors and Officers.

Articles 7 and 8 of our Articles of Incorporation provides, among other things, that our officers and directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

•	for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law; or
•	for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Article VIII of our Bylaws also provides that our officers and directors shall be indemnified and held harmless by us to the fullest extent permitted by the provisions of Section 78.7502 of the Nevada Revised Statutes.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless as provided under the Nevada Revised Statutes, the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders as provided.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three years, which would be required to be disclosed pursuant to Item 701 of Regulation S-K, except for the following:

On May 21, 2009, we closed the first tranches of a private offering of 18-month secured convertible debentures (Debentures) with a limited number of foreign institutional purchasers.  As of the initial closing, we received cash proceeds of $1,300,000, and approximately $1,075,000 in previously issued convertible promissory notes (as described above) were exchanged for the new Debentures.  In connection with the initial closing, we granted warrants (exercisable at $0.70 per share – the closing market price on May 21, 2009, the date of signature of the cash investors on their Subscription Agreement) to purchase an aggregate of up to 1,599,997 shares of our common stock.  Pursuant to our agreements with the purchasers, we were permitted to close a subsequent tranche of up to $1.1 million in cash proceeds not later than July 15, 2009.

The Debentures bore interest at a rate of 8 % per annum, which was due and payable upon conversion or upon maturity in November 2010.  The majority of the Debentures were convertible into common stock, at the holder’s option, at an initial conversion price of the greater of $0.50 or a 20% discount to the volume weighted average share price (VWAP) for the 10 days prior to the date of conversion.  The remaining Debentures ($532,500 of initial principal value) that were exchanged by the holders of existing short-term promissory notes were convertible into common stock, at the holder’s option, at an initial conversion price of the greater of $0.50 or a 32% discount to the VWAP for the 10 days prior to the date of conversion. Following the closing, we had no short-term debt obligations.

Neither the Debentures sold and the warrants granted to the institutional purchasers, nor the shares of common stock to be issued upon conversion of the Debentures or upon the exercise of the warrants were registered under the Securities Act of 1933 and were sold pursuant to exemptions from registration provided by Regulation D or Regulation S and by Section 4(2) of the Securities Act of 1933, as amended.  Accordingly, these securities and warrants may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933.

On February 3, 2010, we sold 250,000 shares of our common stock to one investor in exchange for $300,000, or $1.20 per share. The price per share of the issuance is subject to certain anti-dilution provisions as specified in the subscription agreement. In connection with the sale of shares, the investor also received warrants to purchase 125,000 shares of our common stock at a purchase price of $1.68 per share, which was the closing price of our common stock on February 3, 2010. The warrant agreement provides for an expiration period of three years from the date of the investment. The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On February 3, 2010, we sold 250,000 shares of our common stock to one investor in exchange for $300,000, or $1.20 per share. The price per share of the issuance is subject to certain anti-dilution provisions as specified in the subscription agreement. In connection with the sale of shares, the investor also received warrants to purchase 125,000 shares of our common stock at a purchase price of $1.68 per share, which was the closing price of our common stock on February 3, 2010. The warrant agreement provides for an expiration period of three years from the date of the investment. The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On February 27, 2010, we issued 1,004,875 shares of our common stock to one foreign institutional investor who elected to convert an 18-month secured convertible debenture that was issued in May 2009.  The investor converted the debenture in the principal amount of $1,300,000 together with accrued interest of $80,066 for a total of $1,380,066, into 1,004,875 shares of our common stock, or approximately $1.37 per share. On the same date, we also issued 903,038 shares to a second foreign institutional investor who elected to convert two debentures that were issued in May 2009.  The investor converted one debenture in the principal amount of $532,500 together with accrued interest of $32,796 for a total of $565,296, into 484,250 shares of our common stock, or approximately $1.17 per share.  The investor also converted a second debenture in the principal amount of $541,783 together with accrued interest of $33,368, for a total of $575,151, into 418,788 shares of our common stock, or approximately $1.37 per share. Neither the debentures sold to the institutional investors, nor the shares of common stock issued upon conversion of the debentures were registered under the Securities Act of 1933, as amended, and were sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as provided by Regulation S. Accordingly, those securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933.

On February 27, 2010, we issued 285,715 shares to the one foreign institutional investor in exchange for the exercise of warrants at $0.70 per share, or approximately $200,000.  On the same date, we also issued 671,426 shares to the second foreign institutional investor in exchange for the exercise of warrants at $0.70 per share, or approximately $470,000. Neither the warrants granted to the institutional investors, nor the shares of common stock issued upon exercise of the warrants were registered under the Securities Act of 1933, and were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as provided by Regulation S. Accordingly, these securities and warrants may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933.

On March 12, 2010, we agreed to issue shares as part of the purchase price for a website and domain name acquisition agreement we entered with Phil Santoro pursuant to which we acquired certain websites and domain names, all associated software used in building the websites, along with the associated users lists, databases, add-ons installed with these forums and associated accounts for these websites.  The purchase price was $1,000,000, which consisted of $600,000 payable to Santoro in cash at closing and $400,000 payable to Santoro in shares of our common stock, consisting of 258,065 shares of common stock, which was calculated by dividing $400,000 by $1.55, the closing price of our common stock as of March 12, 2010. The 258,065 shares of common stock will be issued to Santoro in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On March 12, 2010, we authorized the issuance of 32,258 shares of our common stock to Andy Robinowitz in exchange for services valued at $50,000, or $1.55 per share, the closing price on March 12, 2010.   The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On April 29, 2010, we sold 428,571 shares of our common stock to an investor in exchange for $450,000, or $1.05 per share. The price per share of the issuance is subject to certain anti-dilution provisions as specified in the subscription agreement. In connection with the sale of shares, the investor also received warrants to purchase 215,285 shares of our common stock at a purchase price of $1.17 per share. The warrant agreement provides for an expiration period of three years from the date of the investment.  The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

In addition, on April 29, 2010, we issued 35,714 shares of our common stock to that investor, pursuant to the anti-dilution provisions of the subscription agreement dated February 3, 2010 between us and that same investor, and as disclosed in our Report on Form 8-K filed on February 9, 2010.  Specifically, we issued the investor an additional 35,714 shares of our common stock, which is the difference in the amount of shares that would have been issued to the investor if the price per share for the initial investment would have been $1.05 per share.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On June 9, 2010, we entered into an agreement and plan of merger dated June 9, 2010 among us, Adisn, Inc., a Delaware corporation (“Adisn”) and our  wholly-owned subsidiary, Adisn Acquisition Corp. (the “Adisn Merger Agreement”), pursuant to which Adisn Acquisition Corp. merged with and into Adisn and Adisn survived as our wholly-owned subsidiary.  Pursuant to the Adisn Merger Agreement, the shareholders of Adisn received 4,621,849 shares of our common stock (the “Merger Shares”), subject to the escrow obligations of a securities escrow agreement, plus a right to receive the Earn-Out Shares, if and when they become issuable. The Merger Shares were issued to the Adisn stockholders in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

As of June 25, 2010, we have granted an aggregate total of 3,005,000 options to purchase shares of our common stock to several of our employees and directors.  The options covered by each grant vest as follows: 1/8 of total vests after 180 days after grant; remaining to vest at the rate of 1/16 of the total every 90 days thereafter, over 4 years.  The options granted expire 10 years after the date of grant. The options were granted in transactions which we believe satisfy the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act.

On July 23, 2010, with the acquisition of the Lefora Websites as described herein, we authorized the issuance of 970,589 shares of our common stock to Lefora as payment of the $990,000 for the Purchase Agreement, the issuance of 9,804 shares of our common stock to Lefora as payment of the $10,000 for the License Agreement, and an aggregate of 294,120 shares to the Consultants in exchange for services valued in an aggregate amount of $300,000.  The shares were issued in transactions which we believe satisfy the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S, or Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On September 1, 2010, we issued 142,857 shares to the one foreign institutional investor in exchange for the exercise of warrants at $0.70 per share, or approximately $100,000.

On October 25, 2010, we sold 1,300,000 shares of Series A Preferred Stock to two foreign investors in exchange for $1,300,000, or $1.00 per share, pursuant to two subscription agreements.  The designations, preferences and relative rights of the Series A Preferred Stock are specified in our Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC. On March 15, 2011, our Series A preferred stockholders converted their preferred shares into 2,600,000 shares of common stock at the conversion rate of $0.50 per share.

In connection with the sale of the shares of Series A Preferred Stock, the investors also received warrants to purchase 433,334 shares of our common stock at a purchase price of $0.95 per share. The warrant agreements provide for an expiration period of three years from the date of the investment.   The shares and warrants were issued in a transaction which the Registrant believes satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On October 31, 2011, we satisfied an anti-dilution requirement of a previous subscription agreement and issued the holder an additional 314,286 shares of our common stock. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On November 4, 2010, we issued 36,000 shares of our common stock to a consultant for services rendered.  The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act.

On January 7, 2011, we issued 499,999 shares to the one foreign institutional investor in exchange for the exercise of warrants at $0.70 per share, or approximately $350,000.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On January 11, 2011, we issued 5,556 shares of our common stock to a consultant for services rendered.  The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the SEC.

On January 14, 2011, we authorized the issuance of 25,000 shares of our common stock to a consultant for services rendered.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act.

On February 25, 2011, we satisfied an anti-dilution requirement of a previous subscription agreement and issued the holder an additional 471,429 shares of our common stock. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On March 3, 2011, we closed a securities purchase agreement, dated February 28, 2011, with certain institutional investors and issued to these investors (i) 7,136,364 shares of our common stock at a price of $1.10 per share and (ii) five-year warrants exercisable into 5,352,273 shares of common stock at an exercise price of $1.50 per share. These warrants are exercisable for five years after the initial exercise date of September 4, 2011. The total subscription proceeds are $7,850,000.  In addition, we also issued Warrants to purchase 570,909 shares at an exercise price of $1.50 per share to Rodman & Renshaw, LLC, the placement agent in the offering.  The shares and warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the SEC.

On March 16, 2011, we issued 136,988 shares of our common stock to four consultants pursuant conditional website traffic bonus compensation provisions of the website and domain name acquisition and transfer agreement dated March 12, 2010.  The shares were valued at $200,000, or $1.46 per share, and were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On March 18, 2011, we authorized the issuance of 12,000 shares of our common stock to a consultant in exchange for services valued at approximately $14,400, or $1.20 per share, the closing price on March 18, 2011.   The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 4, 2011, we authorized the issuance of 5,660 shares of our common stock to a consultant in exchange for services valued at approximately $6,000 or $1.06 per share, the closing price on April 4, 2011.   The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 4, 2011, we authorized the issuance of 27,000 shares of our common stock to a consultant in exchange for services valued at approximately $28,620, or $1.06 per share, the closing price on April 4, 2011.   The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 15, 2011, we agreed to issue 100,000 shares of our common stock as part of the purchase price for a website and domain name acquisition and transfer agreement with GR8 Media, Inc. pursuant to which we acquired certain websites and domain names, all associated software used in building the websites, along with the associated users lists, databases, add-ons installed with these forums and associated accounts for these websites.  The purchase price was $400,000, consisting of $300,000 payable in cash and 100,000 shares of our common stock payable to GR8 Media, Inc., which was calculated by dividing $100,000 by $1.00, the 15-day volume weighted average price of our common stock as of April 15, 2011.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to that act by the SEC.

On May 1, 2011, we issued 60,000 shares of common stock to a consultant for a six month service contract.  The shares were valued at $61,200 based on the fair value of shares on the date of the agreement.  The stock-based expense for these shares included in operating expenses for the year ended April 30, 2012 was $61,200.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On May 20, 2011, we issued 1,149,425 shares of common stock to PbNation, LLC (“PbNation”) in connection with our purchase of the websites and domain names related to PbNation and its enthusiasts valued at $1,000,000, or $0.87 per share.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

Also on May 20, 2011, we issued 117,647 shares of common stock to one individual in connection with our purchase Pocketables.com valued at $100,000, or $0.85 per share.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On May 26, 2011, we issued 22,989 shares of common stock to a consultant in exchange for services provided in connection with our acquisition of PbNation.com. Those services were valued at $19,541, or $0.85 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On June 24, 2011, we issued 37,500 shares of common stock to one individual in connection with our purchase of Writers.net valued at $30,000, or $0.85 per share.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On July 21, 2011, we issued 178,724 shares of common stock to a consultant for a twelve month service contract.  The shares were valued at $84,000 based on the fair value of shares on the date of the agreement. The stock-based expense for these shares included in operating expenses for the year ended April 30, 2012 was $65,333 with the remaining $18,667 to be amortized over the remaining life of the contract. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On July 23, 2011, we issued 482,029 shares of common stock to six consultants pursuant to service agreements that we entered in connection with our acquisition of Lefora in the prior year that was previously accrued and recorded as a common stock issuance obligation.  The shares were valued total value of $300,000, or $0.62 per share.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On October 1, 2011, we entered into an agreement for consulting services with a term of six months.  The agreement provides that the consultant is paid a monthly fee of $6,500 and is issued 60,000 warrants to purchase our common stock at $0.26 per share.  The warrants vest over the six month term at 10,000 warrants per month, expire in three years and have a cashless exercise provision.  The warrants were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On October 4, 2011, we entered into an agreement for consulting services with a term of three months.  The agreement provides that the consultant is paid monthly cash compensation of $2,000 and monthly stock compensation of $1,000.  We issued 12,000 shares of our common stock to the consultant, or $0.25 per share, the closing price on October 4, 2011. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On November 1, 2011, we entered into an agreement for consulting services with a term of 90 days. This agreement provided that the consultant be paid monthly cash compensation of $1,500 and monthly stock compensation of 8,500 shares of our common stock. We issued 25,500 shares of our common stock to the consultant.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On November 4, 2011, we entered into an agreement for consulting services with a term of twelve months. This agreement provides that the consultant is paid monthly cash compensation of $4,000 and stock compensation of $12,000. We issued 63,158 shares of our common stock to the consultant, or $0.19 per share, the closing price on November 4, 2011.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On January 5, 2012, we entered into an agreement for consulting services with a term of three months. This agreement provides that the consultant is paid monthly cash compensation of $2,000 and monthly stock compensation of $1,000. We issued 27,273 shares of our common stock to the consultant, or $0.11 per share, the closing price on January 5, 2012.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On February 1, 2012, we entered into an agreement for consulting services with a term of two months. This agreement provided that the consultant be paid monthly cash compensation of $1,500 and stock compensation of 8,500 shares of our common stock. We issued 17,000 shares of our common stock to the consultant.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On March 1, 2012, we entered into an agreement for consulting services with a term of three months.  The agreement provides that the consultant is paid a monthly fee of $6,000 and stock compensation of 25,000 shares of our common stock.  We issued 25,000 shares of our common stock to the consultant.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 1, 2012, we entered into an agreement for consulting services with a term of two months. This agreement calls for monthly cash compensation of $2,500 and monthly stock compensation of 3,000 shares of our common stock. We issued 6,000 shares of our common stock to the consultant.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 24, 2012, we entered into an agreement for consulting services with a term of three months. This agreement provides that the consultant is paid monthly cash compensation of $2,000 and monthly stock compensation of $1,000. We issued 10,000 shares of our common stock to the consultant, or $0.30 per share, the closing price on April 24, 2012.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On July 6, 2012, we entered into an agreement for consulting services with a term of eighteen months.  This agreement provides that the consultant is paid monthly stock compensation of 3,000 shares per month.  We issued 54,000 shares to the consultant.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On July 24, 2012, we entered into an agreement for consulting services with a term of three months. This agreement provides that the consultant is paid monthly cash compensation of $2,000 and monthly stock compensation of $1,000. We issued 14,286 shares of our common stock to the consultant, or $0.21 per share, the closing price on July 24, 2012.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On November 26, 2012, we entered into a consulting agreement with an independent third party to provide management consulting and investor relation services for a period of six months.  Pursuant to the agreement, we issued 100,000 shares of our restricted common stock upon execution, valued at $12,000, and are required to pay $18,000 in monthly cash installments of $3,000 due at the first of each month.  The stock-based expense for these shares included in operating expenses for the year ended April 30, 2013 was $12,000.  The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Regulation D promulgated pursuant to that act by the SEC.

On April 8, 2013, we sold 300,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) to one foreign investor (“Investor”) in exchange for $300,000, or $1.00 per share, pursuant to a securities purchase agreement (“Purchase Agreement”). In connection with the sale of Series B Preferred Stock, the investor also received warrants to purchase 3,000,000 shares of our common stock at a purchase price of $0.08 per share. The warrant agreements (“Warrants”) provide for an expiration period of five years from the date of the investment. The designations, preferences and relative rights of the Series B Preferred Stock are specified in the Certificate of Designation of the Relative Rights and Preferences of the Series B Preferred Stock (the “Certificate of Designation”) which was filed with the Secretary of State of Nevada on April 8, 2013.  The Certificate of Designation created a series of preferred stock consisting of 1,000,000 out of the 25,000,000 shares of our preferred stock, which will be designated “Series B Preferred Stock.”  The shares of Series B Preferred Stock and Warrants are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act afforded by Regulation S.  The Warrant Shares to be issued upon conversion of the Shares and exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements.

On July 16, 2013, pursuant to the Purchase Agreement, we sold 150,000 shares of Series B Preferred Stock and Warrants in exchange for proceeds of $150,000, or $1.00 per share of Series B Preferred Stock Preferred Stock.  The Warrants grant the Investor the right to purchase 10 shares of our common stock for every 1 share of Series B Preferred Stock purchased by the Investor at an exercise price of $0.08 per share.  The Warrants have an exercise term equal to 5 years and are exercisable commencing on July 16, 2013. The shares of Series B Preferred Stock and Warrants are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act afforded by Regulation S.  The Warrant Shares to be issued upon conversion of the Shares and exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements.

On August 2, 2013, we sold 150,000 shares of Series B Preferred Stock  and Warrants to purchase shares of our common stock to a foreign investor (the “Investor”) in exchange for $150,000, or $1.00 per share of Series B Preferred Stock. The Warrants grant the Investor the right to purchase 10 shares of our common stock for every 1 share of Series B Preferred Stock purchased by the Investor at an exercise price of $0.08 per share.  The Warrants have an exercise term equal to 5 years and are exercisable commencing on August 2, 2013. The shares of Series B Preferred Stock and Warrants are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act afforded by Regulation S.  The Warrant Shares to be issued upon conversion of the Shares and exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements.

Item 16.  Exhibits

(a) The exhibits listed in the following Exhibit Index are filed as part of this registration statement.
Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among WestCoast Golf Experiences, Inc., General Mayhem LLC and General Mayhem Acquisition Corp., dated April 2, 2008 (1)
2.2
Agreement of Merger and Plan of Merger and Reorganization dated April 8, 2008 by and between WestCoast Golf Experiences, Inc., a Nevada corporation and General Mayhem Acquisition Corp., a Nevada corporation (1)

3.1	Articles of Incorporation (2)
3.2	Amended and Restated Articles of Incorporation (3)
3.3	Bylaws of the Company (2)
3.4	Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock (4)
3.5	Certificate of Change in number of authorized shares as filed with the Secretary of State of Nevada on March 27, 2008 (1)
3.6	Articles of Merger as filed with the Secretary of State of the State of Nevada on April 8, 2008 (1)
3.7	Certificate of Designation of the Relative Rights and Preferences of the Series B Preferred Stock (13)
5	Opinion Re: Legality(incorporated by reference to Exhibit 5 to the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed August 21, 2012 by the Company with the SEC).
10.1	2008 Stock Option Plan (5)
10.2	Agreement and Plan of Merger with Adisn, Inc. (6)
10.3	Securities Escrow Agreement (6)
10.4	Asset Purchase Agreement and Plan of Reorganization with Team Awesome Productions, Inc. d/b/a Lefora dated July 23, 2010 (7)
10.5	Software License Agreement with Team Awesome Productions, Inc. d/b/a Lefora dated July 23, 2010 (7)
10.6	Securities Purchase Agreement dated February 28, 2011 (8)
10.7	Engagement Agreement dated February 22, 2011 (8)
10.8	Registration Rights Agreement dated February 28, 2011 (8)
10.9	Form of Warrant (8)
10.1	Stock Cancellation and Stipulation Agreement dated December 9, 2010 (9)
10.11	Website and Domain Name Purchase and Sale Agreement with PbNation, LLC (10)
10.12	Form of Securities Purchase Agreement (13)
10.13	Form of Common Stock Purchase Warrant (13)
10.14	Form of Amended and Restated Warrant (14)
10.15	Form of Common Stock Purchase Warrant (14)
14	Code of Ethics (11)
21	Subsidiaries of the Registrant (12)
23.1	Consent of Q Accountancy Corporation *
23.2	Consent of Counsel (15)

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) *
Included as exhibit to our Current Report on Form 8-K filed on April 8, 2008.
Included as exhibit to our Registration Statement on Form SB-2 filed on June 20, 2005.
Included as exhibit to our Current Report on Form 8-K filed on October 1, 2008.
Included as exhibit to our Current Report on Form 8-K filed on October 28, 2010.
Included as exhibit to our Current Report on Form 8-K filed on June 24, 2008.
Included as exhibit to our Current Report on Form 8-K filed June 10, 2010.
Included as exhibit to our Current Report on Form 8-K filed July 26, 2010.
Included as exhibit to our Current Report on Form 8-K filed on March 1, 2011.
Included as exhibit to our Registration Statement on Form S-1, Amendment No. 1 filed on May 5, 2011
Included as exhibit to our Current Report on Form 8-K filed May 25, 2011.
Included as exhibit to our Current Report on Form 8-K filed on November 22, 2010.
Included as exhibit to our Annual Report on Form 10-K filed July 7, 2010.
Included as exhibit to our Current Report on Form 8-K filed on April 9, 2013.
Included as exhibit to our Current Report on Form 8-K filed on July 18, 2013.
Included in Exhibit 5
Filed Herewith

Item 17.  Undertakings

A.	The undersigned registrant hereby undertakes:

    (1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any material or changed information with respect to the plan of distribution.

    (2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)         That, for the purpose of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act of 1933;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant;

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B.
(1)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

(2)
In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933and will be governed by the final adjudication of such issue.

C.
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland Hills, California, on August 22, 2013.

CROWDGATHER, INC.

By:	/s/ Sanjay Sabnani
Sanjay Sabnani
Chief Executive Officer, President, Secretary, Director, (Principal Executive Officer)

By:	/s/ Jonathan Weiss
Jonathan Weiss
Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sanjay Sabnani	August 22, 2013
Sanjay Sabnani Chief Executive Officer, President, Secretary, Director (Principal Executive Officer)
/s/Jonathan Weiss	August 22, 2013
Jonathan Weiss Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)
/s/ Jonathan Dariyanani	August 22, 2013
Jonathan Dariyanani Director
/s/ James Sacks	August 22, 2013
James Sacks Director
/s/ Chuck Timpe	August 22, 2013
Chuck Timpe Director